As filed with the Securities and Exchange Commission on December 13, 2002


                                             Securities Act File No. 333-83085
                                     Investment Company Act File No. 811-09479




------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------


                                   FORM N-2
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                        PRE-EFFECTIVE AMENDMENT NO. [ ]
                      POST-EFFECTIVE AMENDMENT NO. 4 [X]
                                      AND
      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
                              AMENDMENT NO. 7 [X]
                       (Check appropriate box or boxes)
                             --------------------


                   The S&P 500(R)Protected Equity Fund, Inc.
            (Exact name of registrant as specified in its charter)

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices)

      Registrant's Telephone Number, Including Area Code: (609) 282-2800

                                Terry K. Glenn
                  The S&P 500(R) Protected Equity Fund, Inc.
                800 Scudders Mill Road, Plainsboro, New Jersey
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)
                             --------------------

                                  Copies to:


           Frank P. Bruno, Esq.               Philip L. Kirstein, Esq.
     Sidley Austin Brown & Wood LLP     Merrill Lynch Investment Managers, L.P.
           787 Seventh Avenue                       P.O. Box 9011
       New York, New York 10019           Princeton, New Jersey 08543-9011

                             --------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not use this prospectus to sell securities until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS
----------


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 13, 2002


                  The S&P 500(R) Protected Equity Fund, Inc.

                                 Common Stock

                               ----------------

     THE S&P 500(R) PROTECTED EQUITY FUND, INC. (THE "FUND") IS A NON-DIVERSIFIED, FIXED-TERM, CLOSED-END FUND. THE INVESTMENT OBJECTIVE OF THE FUND IS TO RETURN TO SHAREHOLDERS ON OR ABOUT THE FUND'S MATURITY DATE OF NOVEMBER 30, 2007 (i) $10.00 PER SHARE (THE FUND'S INITIAL NET ASSET VALUE PER SHARE) PLUS (ii) AN AMOUNT EQUAL TO $10.00 MULTIPLIED BY THE PERCENTAGE INCREASE IN THE PRICE APPRECIATION OF THE S&P 500 INDEX, IF ANY, FROM THE VALUE OF THE INDEX ON NOVEMBER 3, 1999 TO THE VALUE OF THE INDEX AT THE CLOSE OF THE MARKET ON OCTOBER 31, 2007, AS REDUCED BY THE APPLICATION OF AN ANNUAL INDEX ADJUSTMENT FACTOR OF 2.1% PER YEAR, ANY DEFERRED INVESTMENT ADVISORY FEE AND REMAINING FUND EXPENSES. THE PRICE APPRECIATION OF THE S&P 500 DOES NOT INCLUDE ANY OF THE DIVIDENDS PAID ON THE STOCKS INCLUDED IN THE S&P 500. THE FUND SEEKS TO ACHIEVE ITS INVESTMENT OBJECTIVE BY INVESTING PRIMARILY IN A PORTFOLIO OF THE COMMON STOCKS OF SUBSTANTIALLY ALL OF THE COMPANIES REPRESENTED IN THE S&P 500 AND PURCHASING PRIVATELY-NEGOTIATED PUT OPTION CONTRACTS INTENDED TO PROTECT THE FUND'S INITIAL NET ASSET VALUE AT THE MATURITY DATE BY LIMITING THE RISK OF LOSS CAUSED BY A DECLINE IN THE MARKET VALUE OF THE FUND'S COMMON STOCK PORTFOLIO. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVE OF THE FUND WILL BE ACHIEVED.

     THE FUND'S SHARES OF COMMON STOCK ARE QUOTED ON THE NASDAQ NATIONAL MARKET SYSTEM UNDER THE SYMBOL "PEFX".

                               ----------------


     This prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference. INVESTING IN COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS AND SPECIAL CONSIDERATIONS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.


     This prospectus may be used by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in connection with offers and sales related to market-making transactions in the shares of common stock on Nasdaq. Merrill Lynch may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------
                              Merrill Lynch & Co.
                               ----------------

               The date of this prospectus is January    , 2003.

                                                 TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----

PROSPECTUS SUMMARY.............................................................................................1

RISK FACTORS AND SPECIAL CONSIDERATIONS........................................................................4

FEE TABLE......................................................................................................8

FINANCIAL HIGHLIGHTS...........................................................................................8


THE FUND......................................................................................................10


USE OF PROCEEDS...............................................................................................10

MARKET PRICE AND NET ASSET VALUE OF COMMON STOCK..............................................................10

INVESTMENT OBJECTIVE AND POLICIES.............................................................................11

OTHER INVESTMENT POLICIES.....................................................................................14

INVESTMENT RESTRICTIONS.......................................................................................18


DIRECTORS AND OFFICERS........................................................................................19

INVESTMENT ADVISORY AND MANAGEMENT ARRANGEMENTS...............................................................23

PORTFOLIO TRANSACTIONS........................................................................................25

DIVIDENDS AND DISTRIBUTIONS...................................................................................27

TAXES.........................................................................................................27

NET ASSET VALUE...............................................................................................29

REPURCHASE OF SHARES..........................................................................................30

DESCRIPTION OF CAPITAL STOCK..................................................................................30

PRINCIPAL STOCKHOLDERS........................................................................................32

CUSTODIAN.....................................................................................................33

TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR.......................................................33

LEGAL COUNSEL.................................................................................................33

REPORTS TO SHAREHOLDERS.......................................................................................33

FINANCIAL STATEMENTS..........................................................................................34

INDEPENDENT AUDITORS..........................................................................................34



                                                        i

ACCOUNTING SERVICES PROVIDER..................................................................................34

ADDITIONAL INFORMATION........................................................................................34



                            -----------------------


     "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Merrill Lynch Investment Managers, L.P. and its affiliates. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation and Standard & Poor's Corporation makes no representation regarding the advisability of investing in the Fund.

                            -----------------------

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                              PROSPECTUS SUMMARY

     This summary is qualified in its entirety by reference to the detailed information included in this prospectus.


The Fund                       The S&P 500(R) Protected Equity Fund, Inc. (the "Fund") is a non-diversified, fixed-term, closed-end fund. The Fund's maturity date is November 30, 2007 (the
                               "Maturity Date"). The Fund will distribute substantially all of its net assets on or about the Maturity Date and then terminate.


Investment Objective           The investment objective of the Fund is to return to shareholders on or about the
and Policies                   Maturity Date (i) $10.00 per share (the Fund's initial net asset value per share)
                               plus (ii) an amount equal to $10.00 multiplied by the percentage increase in the price appreciation of the Standard & Poor's 500 Composite Stock Price Index (the "S&P
                               500" or the "Index"), if any, from the value of the Index on November 3, 1999 (the
                               "Starting Value") to the value of the Index at the close of the market on October 31,
                               2007 (the "Closing Value Date"), as reduced by the application of an annual index adjustment factor of 2.1% per year (the "Index Adjustment Factor"), any deferred investment advisory fee and remaining Fund expenses, as discussed below. The price appreciation of the S&P 500 does not include any of the dividends paid on the stocks included in the S&P 500. In contrast, total return on the S&P 500 would include dividends. The dividend yield on the stocks underlying the S&P 500 Index for the twelve (12) months ended September 30, 2002 was 1.59%. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of the common stocks of substantially all of the companies represented in the S&P 500 and purchasing privately-negotiated put option contracts intended to protect the Fund's initial net asset value at the Maturity Date (the "Put Contracts"), as described below. There can be no assurance that the investment objective of the Fund will be achieved.

                               The Fund has purchased Put Contracts on the S&P 500 from three independent counterparties with an aggregate notional amount of approximately $315 million. As of
                               September 30, 2002, the Put Contracts had a market value of $130.2 million and represented approximately 44.4% of the Fund's net assets. The remainder of the Fund's assets are invested primarily in a portfolio of stocks that approximates the composition and proportions of the stocks in the S&P 500. At any time the Fund may also invest in index financial instruments, including options (other than the Put
                               Contracts) and futures, and to a lesser extent, in cash or cash equivalents. Because a portion of the Fund's assets are invested in the Put Contracts, less than 100% of the Fund's assets are invested in the S&P 500. Accordingly, the Fund's return on the
                               Maturity Date is expected to lag the performance of the S&P 500 Index if the value of the S&P 500 on the Closing Value Date is greater than its Starting Value. This lag in
                               Fund performance is quantified in part by the Index Adjustment Factor, which is intended to help you better understand the relationship between the Fund's net asset value and the S&P 500 Index on the Closing Value Date. The Fund's portfolio on the
                               Closing Value Date is expected to lag the S&P 500 in positive markets by at least the
                               2.1% annual Index Adjustment Factor because less than 100% of the Fund's assets are invested in the S&P 500 stocks. Deferred investment advisory fees and remaining Fund expenses, if any, will further reduce the Fund's return. Quantifying the lag on the
                               Maturity Date illustrates the "costs" of principal protection and certain annual performance sacrifices resulting from investment by the Fund of less than 100% of the
                               Fund's assets in the S&P 500 stocks. The Index Adjustment Factor is not a separate fee or charge.




                                                         1

                               As an example, if the S&P 500 Index increased by 100% from the Starting Value to its value at maturity, the annualized price return of the S&P 500 Index would equal
                               8.85%. However, since less than 100% of the Fund's assets are invested in the stocks of the S&P 500 Index, the return of the Fund would be expected to equal approximately
                               69% and the annualized return would equal approximately 6.67%. This difference between the hypothetical return on the S&P 500 Index and the Fund at the Maturity
                               Date is quantified by the annual Index Adjustment Factor of 2.1%. The Index
                               Adjustment Factor does not reflect Deferred Advisory Fees and other remaining Fund expenses, which would also reduce the Fund's return on the Maturity Date. In addition, the example does not reflect any dividends paid on the S&P 500 stocks or by the Fund. This example is provided for purposes of illustration only and is not necessarily indicative of the future performance of the S&P 500 Index or of the Fund.
                               The example should not be considered a representation or prediction of the actual value of the S&P 500 or the Fund's performance at the Maturity Date.

                               Because Merrill Lynch Investment Managers, L.P. serves as the Fund's investment adviser, the Fund is prohibited under Federal securities laws from purchasing principal protection from Merrill Lynch. Accordingly, the Fund has purchased the Put
                               Contracts from eligible counterparties that are not affiliated with Merrill Lynch.
                               CONSEQUENTLY, THE FUND'S ABILITY TO RETURN $10 PER SHARE WHEN THE VALUE OF THE S&P
                               500 ON THE MATURITY DATE IS LESS THAN ITS STARTING VALUE DOES NOT DEPEND UPON MERRILL
                               LYNCH'S CREDIT QUALITY, BUT INSTEAD DEPENDS UPON THE CREDIT QUALITY OF THE
                               COUNTERPARTIES TO THE FUND'S PUT CONTRACTS.


                               The Fund purchased the Put Contracts for approximately $44.4 million and the Put
                               Contracts require the counterparties to make a payment to the Fund upon expiration of the options in the event that the S&P 500 is below a specified level. In the event that the S&P 500 on the Closing Value Date is less than this specified level, the Put
                               Contracts obligate the counterparties to make a payment to the Fund which is intended approximately to equal the difference between the Fund's initial net asset value and the Fund's net asset value on the Closing Value Date. As a result, the Fund's return on the Maturity Date is expected to exceed the performance of the S&P 500 if the value of the S&P 500 on the Closing Value Date is less than its Starting Value.


                               At times when the Fund believes that it is more cost-efficient to do so, the Fund may determine not to invest in substantially all of the common stocks in the S&P 500 or in the same weightings as in the S&P 500. At those times, the Fund may instead invest in a statistically selected sample of the stocks in the S&P 500 which has aggregate investment characteristics, such as market capitalization and industry weightings, similar to the S&P 500 as a whole. In addition, the Fund may purchase stocks not included in the S&P 500 when it would be a cost-efficient way of approximating the
                               S&P 500's performance. However, under normal circumstances, the Fund will invest at least 90% to 95% of its assets, exclusive of the Put Contracts, in securities in the
                               S&P 500 Index and not more than 5% of its total portfolio in derivatives (other than the Put Contracts) or other financial instruments and cash equivalents. The Fund may also engage in securities lending.



                                                         2

Quotation                      The Fund's shares of common stock are quoted on the Nasdaq under the symbol "PEFX."
and Symbol


Leverage                       The Fund is authorized to borrow money in amounts up to 33 1/3% of the value of its total assets, but under current market conditions does not intend to do so. The Fund may borrow to finance repurchases of its common stock, to pay required distributions, if any, to investors or for extraordinary or emergency purposes.

Investment                     Merrill Lynch Investment Managers, L.P., the Fund's investment adviser, provides
Adviser and the                investment advisory and management services to the Fund. The Fund pays the investment
Advisory Fee                   adviser on a quarterly basis an investment advisory fee in arrears at an annual rate equal to 1.00% of the Fund's average weekly net assets. In lieu of liquidating any
                               S&P 500 stocks held in the Fund's portfolio to pay the investment advisory fee, the investment adviser is paid its accrued investment advisory fee from income from stock dividends on the Fund's portfolio or other available cash (together, "Available
                               Assets") remaining after payment of any extraordinary or other expenses of the Fund not covered by the investment advisory fee. It is possible, particularly during the initial years of the Fund's operations, that the Fund's portfolio will not yield sufficient cash to pay the entire investment advisory fee out of the current
                               Available Assets. To the extent that Available Assets are not sufficient to pay the entire investment advisory fee at the conclusion of a quarterly period, the investment adviser will defer collecting the portion of the investment advisory fee not covered by such Available Assets (the "Deferred Advisory Fee") until the conclusion of the next quarterly period. To the extent that there are additional
                               Available Assets after paying the then current Advisory Fee in such subsequent quarter, such additional amount will be applied to the payment of the Deferred
                               Advisory Fee, and any unpaid Deferred Advisory Fee balance will be carried forward from quarter to quarter until paid. To the extent that Available Assets are not sufficient to pay the then current investment advisory fee, such unpaid investment advisory fee will be added to the Deferred Advisory Fee balance, if any. On the
                               Maturity Date, any Deferred Advisory Fee will only be paid to the extent that the
                               Fund will be able to return at least $10.00 per share to investors. If payment of any portion of the Deferred Advisory Fee would otherwise result in a return to investors on the Maturity Date of less than $10.00 per share (as adjusted for any early return of capital), that portion of the Deferred Advisory Fee will be waived. The Fund will not pay the investment adviser any interest on the Deferred Advisory Fee. From the period November 3, 1999 (commencement of operations) through September 30, 2000, and for the fiscal years ended September 30, 2001, and 2002, the Fund paid the investment adviser $2.9 million, $3.0 million and $2.9 million, respectively in investment advisory fees. At September 30, 2000, the Fund had no Deferred Advisory Fee. At
                               September 30, 2001 and 2002, the Fund had a Deferred Advisory Fee of $758,157 and
                               $425,614, respectively.


Dividends and                  The Fund will seek to minimize Federal income tax recognition of capital gains and
Distributions                  taxable income by shareholders prior to the Maturity Date primarily by minimizing the
                               Fund's sales of stock in its portfolio and using dividend income to offset expenses.
                               However, to the extent the Fund has any net investment income or any net realized capital gains prior to the Maturity Date, it intends to distribute to shareholders at least annually substantially all of such amounts.

Repurchase of                  The Board of Directors of the Fund may consider open market share repurchases from
Shares                         time to time if the Fund's shares trade at a discount to the Fund's net asset value.
                               There can be no assurance that the Fund will in fact repurchase any of its shares.

                    RISK FACTORS AND SPECIAL CONSIDERATIONS

     Investing in the Fund involves certain risks. The Fund is subject to financial, market and credit risks. As with any security, a risk of loss is inherent in investment in shares of common stock of the Fund.

Investment Objective and Policies


     The investment objective of the Fund is to return to shareholders on or about the Maturity Date (i) $10.00 per share (the Fund's initial net asset value per share) plus (ii) an amount equal to $10.00 multiplied by the percentage increase in the price appreciation of the S&P 500, if any, from the Starting Value to the value of the Index at the close of the market on Closing Value Date, as reduced by the annual application of the Index Adjustment Factor, any Deferred Advisory Fees, and remaining Fund expenses. The price appreciation of the S&P 500 does not include any of the dividends paid on the stocks included in the S&P 500. There is no assurance that the Fund will be able to achieve this investment objective. The Put Contracts and the Fund's other investment techniques have certain risks. The following discussion describes potential risks associated with the Put Contracts and the different types of investment techniques used by the Fund as described under "Investment Objectives and Policies" and "Other Investment Policies".

     The Fund has invested a portion of its assets in the Put Contracts on the S&P 500. Its remaining assets are invested primarily in a portfolio that matches as closely as practicable the composition and proportions of the stocks included in the S&P 500 Index. Because a portion of the Fund's assets are invested in the Put Contracts, less than 100% of the Fund's assets are invested in the S&P 500 Index. With less than 100% of the Fund's assets invested in the S&P 500, the Fund's return on the Closing Value Date is expected to lag the performance of the S&P 500 Index if the value of the S&P 500 on the Closing Value Date is greater than its Starting Value. However, since the Fund has invested in the Put Contracts, the Fund's return on the Maturity Date is expected to exceed the performance of the S&P 500 if the value of the S&P 500 on the Closing Value Date is less than its Starting Value.

     The Put Contracts. Because Merrill Lynch Investment Managers, L.P. serves as the Fund's investment adviser, the Fund is prohibited under Federal securities laws from purchasing principal protection from Merrill Lynch. The Fund only may purchase the Put Contracts on the S&P 500 Index from Eligible Counterparties (as defined below under "Counterparty Credit Risk") that are not affiliated with Merrill Lynch. CONSEQUENTLY, THE FUND'S ABILITY TO RETURN $10 PER SHARE WHEN THE VALUE OF THE S&P 500 ON THE CLOSING VALUE DATE IS LESS THAN ITS STARTING VALUE DOES NOT DEPEND UPON MERRILL LYNCH'S CREDIT QUALITY, BUT INSTEAD DEPENDS UPON THE CREDIT QUALITY OF THE COUNTERPARTIES TO THE FUND'S PUT CONTRACTS.

     The Fund has purchased the Put Contracts from Banque AIG, Credit Suisse Financial Products and UBS AG London Branch in aggregate notional amounts of $94.5 million, $107.1 million, and $113.4 million, respectively. In the event that the S&P 500 is below a specified level upon expiration of the Put Contracts, each of Banque AIG, Credit Suisse Financial Products and UBS AG London Branch will be obligated to make a payment to the Fund which is intended approximately to equal the difference between the Fund's initial net asset value and the value of the Fund's assets invested in S&P 500 stocks on the Closing Value Date. As a result, the Fund's return on the Maturity Date is expected to exceed the performance of the S&P 500 if the value of the S&P 500 on the Closing Value Date is less than its Starting Value.

     Options contracts on securities or securities indices may be listed and traded on exchanges or entered into in private transactions. Privately-negotiated securities or financial contracts such as the Put Contracts that are not traded on an organized exchange are known as "over-the-counter" or "OTC" instruments. The Put Contracts differ from exchange traded financial contracts such as listed options in several respects. Generally, exchange traded options have standardized terms and the performance of the parties' obligations in connection with the options is guaranteed by the exchange upon which they are listed or a related clearing corporation. OTC instruments offer greater flexibility than exchange traded instruments such as listed options. However, OTC instruments such as the Put Contracts are transacted directly with dealers or other counterparties and not through a clearing corporation, and involve a risk of non-performance by such counterparties as a result of the insolvency of such counterparties or otherwise. IN THE EVENT OF NON-PERFORMANCE BY A COUNTERPARTY TO A PUT CONTRACT, THE FUND MAY SUFFER SIGNIFICANT LOSSES AND MAY BE UNABLE TO RETURN $10.00 PER SHARE TO INVESTORS ON OR ABOUT THE MATURITY DATE IF THE VALUE OF THE S&P 500 ON THE CLOSING VALUE DATE IS LESS THAN ITS STARTING VALUE.

     The purchase of the Put Contracts limits the Fund's risk of loss in the event of a decline in the S&P 500. As described below, if the market value of S&P 500 on the Closing Value Date is greater than the market level specified in the Put Contracts, the Put Contracts will expire worthless. Consequently, the Fund would realize a lower return on its stock portfolio than it would have without the purchase of the Put Contracts.

     The value of the Put Contracts is primarily affected by the value of the S&P 500 and by other factors that generally affect the value of put options. Because the Put Contracts require the counterparties to pay the Fund in the event of a decline in the S&P 500 at the expiration of such contracts, in general, an increase in the value of the S&P 500 is expected to decrease the value of the Put Contracts and, conversely, a decrease in the value of the S&P 500 is expected to increase the value of the Put Contracts. In general, the value of the Put Contracts is expected to decrease when interest rates increase or when dividend yields on the stocks in the S&P 500 decrease. Further, the value of the Put Contracts is expected to decrease as anticipated fluctuations in the future value, or volatility, of the S&P 500 decrease.


     The value of the Put Contracts is expected to decrease over time if the S&P 500 is above its Starting Value and, conversely, the value of the Put Contracts is expected to increase over time if the S&P 500 is below its Starting Value.


     Counterparty Credit Risk. The Fund may enter into OTC put and call options contracts, including the Put Contracts, only with counterparties that are rated Aa3 or better by Moody's Investors Service, Inc. ("Moody's") or AA-or better by Standard & Poor's Corporation ("S&P") (or whose obligations are guaranteed by Eligible Counterparties so rated) as described below or are determined by the investment adviser to be of comparable credit quality ("Eligible Counterparties"). THE FUND'S ABILITY TO MEET ITS INVESTMENT OBJECTIVE UNDER CERTAIN MARKET CONDITIONS WILL DEPEND SIGNIFICANTLY UPON THE ABILITY OF ANY ELIGIBLE COUNTERPARTY THAT SERVES AS COUNTERPARTY TO THE FUND'S PUT CONTRACTS TO MEET ITS OBLIGATIONS UNDER THOSE CONTRACTS. MERRILL LYNCH IS NOT PERMITTED TO SELL PUT CONTRACTS TO THE FUND, AND THE FUND WILL NOT BE ABLE TO LOOK TO MERRILL LYNCH FOR PRINCIPAL PROTECTION IF ANY COUNTERPARTY TO THE FUND'S PUT CONTRACTS FAILS TO MEET ITS OBLIGATIONS. S&P indicates that it assigns a AA- rating to obligors that have a very strong capacity to meet their financial commitments, differing from the highest rated obligors only in small degree. Moody's indicates that counterparties rated Aa3 offer excellent financial security but are rated lower than Aaa counterparties because long-term risks appear somewhat larger. The margins of protection may not be as large as with Aaa counterparties, or fluctuations of protective elements may be of greater amplitude. Eligible Counterparties in the ordinary course of business may purchase securities or enter into arrangements with broker-dealers, banks or other market participants in order to hedge the market risks associated with such Eligible Counterparties' obligations under the Put Contracts. Although unlikely, such hedging arrangements theoretically could affect the price of certain stocks and the value of the S&P 500 or the Fund's investments in a manner that would be adverse to investors in the Fund.


     Liquidity. OTC contracts generally are considered illiquid. While some OTC contracts have contractual provisions that appear to provide a measure of liquidity, such liquidity will generally be provided only by the counterparty to the contract. Consequently, any liquidity will be subject to, among other things, such counterparty's ability and willingness to provide liquidity at any given time.


     Concentration. As a result of owning the Put Contracts and the common stocks of companies in the S&P 500 in the financial service industry, the Fund's portfolio may be concentrated in the industry group consisting of financial institutions and their holding companies, including broker-dealers, commercial banks, thrift institutions, insurance companies and finance companies. On September 30, 2002 the Put Contracts and the common stocks of companies in S&P 500 in the financial services industry represented approximately 44.4% and 11.2% of the Fund's net assets, respectively. Changes in the value of the S&P 500 portion of the Fund's portfolio resulting in an increase or decrease in the relative value of the Put Contracts or changes in the weighting or composition of the S&P 500 may result in the Fund being concentrated or no longer being concentrated in the financial services industry. As a result, the Fund is subject to certain credit quality risks associated with financial institutions. General economic conditions are important to the operation of these institutions, with exposure to, among other things, market fluctuations, changes in interest rates, and credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. The Fund will not enter into a Put Contract with an Eligible Counterparty that is a broker-dealer if such Put Contract would represent in excess of 5% of the Fund's net assets as of the date that the Fund enters into such Put Contract.

     Risk Factors in Options and Futures Transactions. In addition to transactions in OTC options, including the Put Contracts, and exchange traded options, the Fund also may engage in transactions in futures and options on futures. Use of options and futures transactions involves the risk of imperfect correlation in movements in the price of options and futures and movements in the prices of the underlying securities. In addition, many options (particularly OTC options such as the Put Contracts) have limited liquidity and the Fund may not be able to sell or unwind its options positions prior to their maturity. There is a risk of loss by the Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option, a futures contract or an option related to a futures contract. Furthermore, the Fund's ability to enter into new OTC contracts or restructure existing OTC contracts may be limited by market conditions. For additional information on the considerations involved in the use of options and futures, see "Other Investment Policies".


     Price Appreciation of the S&P 500. The investment objective of the Fund is to return to shareholders on or about the Maturity Date (i) $10.00 per share (the Fund's initial net asset value per share) plus (ii) an amount equal to $10.00 multiplied by the percentage increase in the price appreciation of the S&P 500, if any, from the Starting Value to the value of the Index at the close of the market on the Closing Value Date, as reduced by the annual application of the Index Adjustment Factor, any Deferred Advisory Fees, and remaining Fund expenses. The price appreciation of the S&P 500 does not include any of the dividends paid on the stocks included in the S&P 500. Dividends received by the Fund from the stocks held in its portfolio will be used to pay the Fund's expenses. To the extent that these expenses match or exceed the dividends paid on the Fund's portfolio, the Fund's return will not reflect the payment of dividends on stocks. Thus, the Fund's return from its stock portfolio will be less than the return that you would receive if you owned directly the same portfolio.


     The market price of Fund shares is affected by, but not directly correlated with, the current value of the S&P 500.

     Early Return of Capital. It is expected that stocks in the Fund's portfolio may be the subject of corporate acquisitions or liquidation in which the Fund will receive cash for such stocks. The Fund may be required to distribute a portion of such cash payments to investors. It is also possible that the Fund may be required to sell portfolio stocks in order to make required distributions or to finance share repurchases. Some of these such payments may result in an early return of part of your investment and the $10.00 per share that the Fund seeks to return on or about the Maturity Date would be reduced pro rata by such amounts.

     Net Asset Value. The net asset value of the Fund equals the sum of the value of the assets of the Fund less the liabilities of the Fund. The assets consist primarily of the Fund's stock portfolio and the Put Contracts. See "The Put Contracts" above for a description of the factors affecting the value of the Put Contracts.

Tax Effect of the Put Contracts

     Because the Put Contracts offset the Fund's risk of loss on the stock portfolio, the stock portfolio and the Put Contracts will constitute a "straddle" for Federal income tax purposes. Individual stocks in the portfolio and certain other options entered into by the Fund may likewise constitute straddles. Special tax rules applicable to straddles will require the Fund to postpone recognition for tax purposes of losses incurred on sales of stock in the portfolio and on certain closing transactions in connection with the Put Contracts and with any other options.

     As a result, the Fund will not be able to reduce its income by such losses. This increases the possibility that the Fund will have income which it must distribute to shareholders in order to satisfy its distribution requirement for Federal income tax purposes. The Fund may have to borrow in order to meet its distribution requirement. Furthermore, because the stock portfolio and the Put Contracts will constitute a straddle, the straddle rules will require the Fund to treat any gains recognized as a result of sales of stock in the portfolio as short-term capital gains to the Fund even if the stock was owned by the Fund for more than 12 months.

Liquidity and Market Price of Shares


     Shares of closed-end funds that trade in a secondary market (such as the Fund) frequently trade at a market price that is below their net asset value. This is commonly referred to as "trading at a discount." (This risk is independent of the risk that the net asset value of the Fund's shares will fluctuate and may decline.) Accordingly, the Fund is designed primarily for long-term investors and should not be considered a vehicle for trading purposes.


Leverage


     The Fund is authorized to borrow money in amounts up to 33 1/3% of the value of its total assets, although it does not intend to do so under current market conditions. The Fund may borrow money to pay required distributions, finance repurchases, or for extraordinary or emergency purposes. Borrowing creates the risk of increased volatility in the net asset value and market price of the Fund's common stock. Leverage also creates the risk that the investment return on the Fund's common stock will be reduced to the extent the cost of the borrowings exceeds the return on portfolio investments.


Repurchase of Shares

     Subject to its borrowing restrictions, the Fund may borrow to finance repurchases. Interest on any borrowings will increase the Fund's expenses and reduce its income. If the Fund must liquidate portfolio securities to repurchase shares, there may be certain tax consequences and transaction costs. There can be no assurance that share repurchases will cause Fund shares to trade at prices equal to their net asset value.

Securities Lending


     The Fund may lend securities with a value up to 33 1/3% of its total assets to financial institutions that provide cash or securities issued or guaranteed by the U.S. Government as collateral. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, the Fund may lose money and there may be a delay in recovering the loaned securities. The Fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences to the Fund.


Non-Diversification

     The Fund is a non-diversified fund, which means that it can invest its assets in fewer companies than if it were a diversified fund. If the Fund concentrates in a smaller number of investments, the Fund's risk is increased because each investment has a greater effect on the Fund's performance. Even as a non-diversified fund, the Fund must still meet the diversification requirements of applicable Federal income tax laws.

Antitakeover Provisions

     The Fund's Articles of Incorporation and By-Laws include provisions that could limit or delay the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors without shareholder approval. Such provisions could limit the ability of shareholders to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

                                          FEE TABLE

Shareholder Transaction Expenses
      Maximum Sales Load (as a percentage of offering price)(a)                                    None
      Dividend Reinvestment Plan Fees                                                              None

Annual Expenses (as a percentage of net assets attributable to common stock)
      Management Fees(b)                                                                           1.00%
      Interest payments on Borrowed Funds                                                          None


      Other Expenses(b)                                                                             .02%

         Total Annual Expenses(b)                                                                  1.02%

                                                     1 Year         3 Years        5 Years       10 Years
                                                   ----------     -----------    -----------   -------------
EXAMPLE
You would pay the following expenses on a              $10            $32            $56           $125
$1,000 Investment assuming (1) total annual
expenses of 1.02% and (2) 5% annual return
throughout the periods:

-----------
(a) Shares of common stock purchased in the secondary market may be subject to brokerage commissions or other charges.

(b) Other Expenses were .02% of net assets for the fiscal year ending September 30, 2002. The investment adviser bears all expenses of ordinary operation of the Fund, including administration, custodial, transfer agency, legal, auditing and accounting fees. The Fund pays brokerage and other transaction costs, the fees and expenses of directors (and their counsel) who are not affiliated with the investment adviser and extraordinary expenses that may arise as well as any expenses required to liquidate portfolio investments and terminate the Fund at the Maturity Date. See "Investment Advisory and Management Arrangements" -- page 23.

     The Fee Table is intended to assist investors in understanding the costs and expenses that a shareholder in the Fund will bear directly or indirectly. The example set forth above assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission (the "Commission") regulations. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES OR ANNUAL RATES OF RETURN, AND ACTUAL EXPENSES OR ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.



                             FINANCIAL HIGHLIGHTS


     Set forth below is the financial information for the Fund for the periods indicated. The financial information in the table below was audited in conjunction with the annual audit of the financial statements of the Fund by Deloitte & Touche LLP, independent auditors. Financial statements for the fiscal year ended September 30, 2002 and the independent auditors' report thereon appear in the Annual Report of the Fund for the fiscal year ended September 30, 2002, which is incorporated by reference herein. Further information about the performance of the Fund is contained in the Annual Report which is available upon request.

     The following per share data and ratios are derived from information provided in the Fund's audited financial statements.



                                                                                                      For the Period
                                                                 For the Year        For the Year       November 3,
                                                                     Ended              Ended            1999+ to
                                                                 September 30,      September 30,      September 30,
                                                                      2002               2001              2000
                                                                ---------------    ---------------    ---------------
Increase (Decrease) in Net Asset Value:
Per Share Operating Performance:
Net asset value, beginning of period                                  $8.87              $10.16            $10.00
   Investment income--net                                               .02             -- ++                 .01
   Realized and unrealized gain (loss) on investments--net              .43               (1.28)              .15
Total from investment operations                                        .45               (1.28)              .16
Less dividends from investment income--net                             (.01)               (.01)            --
Net asset value, end of period                                        $9.31             $  8.87            $10.16
Market price per share, end of period                                 $8.35             $  8.45             $9.25
Total Investment Return:**
   Based on net asset value per share                                  4.96%             (12.70%)            1.60%#
   Based on market price per share                                    (1.18%)             (8.65%)           (7.50%)#
Ratios to Average Net Assets:
   Expenses                                                            1.02%               1.01%             1.00%*
   Investment income--net                                               .09%                .06%              .12%*
Supplemental Data:
   Net assets, end of period (in thousands)                        $293,414            $279,566          $320,026
   Portfolio turnover                                                   .71%               3.59%             7.60%

---------------------
  +  Commencement of operations.
 ++  Amount is less than $.01 per share.
 ** Total investment returns based on market value, which can be significantly greater or lesser than the net asset value, may result in substantially different returns. Total investment returns exclude the effects of sales charges.
  #  Aggregate total investment return.
  *  Annualized.

                                   THE FUND

     The S&P 500(R) Protected Equity Fund, Inc. (the "Fund") is a non-diversified, fixed-term, closed-end management investment company. The Fund was incorporated under the laws of the State of Maryland on July 15, 1999 and has registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's Articles of Incorporation provide that the Fund will terminate on November 30, 2007 (the "Maturity Date") without shareholder approval, at which time the Fund will distribute substantially all of its net assets to shareholders. The Fund's principal office is located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536 and its telephone number is (609) 282-2800.

     The Fund has been organized as a closed-end investment company. Closed-end investment companies differ from open-end investment companies (commonly referred to as mutual funds) in that closed-end investment companies do not redeem their securities at the option of the shareholder, while open-end companies issue securities redeemable at net asset value at any time at the option of the shareholder and typically engage in a continuous offering of their shares. Accordingly, open-end companies are subject to continuous asset in-flows and out-flows that can complicate portfolio management. However, shares of closed-end investment companies frequently trade at a discount from net asset value.

                                USE OF PROCEEDS

     The Fund will not receive any proceeds from the sale of common stock offered pursuant to this prospectus. Proceeds received by Merrill Lynch as a result of its market-making in common stock will be utilized by Merrill Lynch in connection with its secondary market operations and for general corporate purposes.

               MARKET PRICE AND NET ASSET VALUE OF COMMON STOCK


     The Fund's shares are publicly held and are quoted on the Nasdaq National Market System under the Symbol "PEFX". The following table sets forth for the periods indicated the high and low net asset values and the high and low sales prices on the Nasdaq National Market System per share of common stock of the Fund and the average number of shares traded daily.

                                                                      PEFX
                                                                  NASDAQ Market                    Average
                                                               Price Per Share and                Number of
                                                                Related Discount                   Shares
                               Net Asset Value                   ( - )/ Premium                    Traded
                                Per Share (1)                       (+)(2)(3)                       Daily
                              -----------------     -------------------------------------------------------
Quarter Ended                  High       Low              High                    Low
                              -------   -------     -------------------    ------------------
March 31, 2001                $  9.91   $  9.03     $  9.50     -3.94%     $  8.25    -10.45%       32,743
June 30, 2001                 $  9.50   $  8.74     $  9.05     +2.61%     $  8.50     -7.81%       36,394
September 30, 2001            $  9.16   $  8.56     $  8.75     -4.16%     $  7.80    -11.56%       50,434
December 31, 2001             $  9.37   $  8.90     $  8.80     -5.17%     $  8.25     -8.02%       66,627
March 31, 2002                $  9.22   $  8.79     $  8.68     -5.45%     $  8.17     -8.70%       13,985
June 30, 2002                 $  9.08   $  8.73     $  8.40     -5.83%     $  7.61    -13.71%       18,886
September 30, 2002            $  9.40   $  8.62     $  8.62     -5.48%     $  8.06    -11.61%       43,531

-------------
(1) Based on the Fund's Computations.
(2) Highest and lowest quotation per share reported on the Nasdaq National Market System.
(3) "Related Discount (-)/Premium (+)" represents the discount or premium from net asset value of the shares on the date of the high and low market price for the respective quarter.

As evidenced by the above table, the common stock has generally traded in the market below net asset value.

                       INVESTMENT OBJECTIVE AND POLICIES


     The investment objective of the Fund is to return to shareholders on or about the Maturity Date (i) $10.00 per share (the Fund's initial net asset value per share) plus (ii) an amount equal to $10.00 multiplied by the percentage increase in the price appreciation of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500" or the "Index"), if any, from the value of the Index on November 3, 1999 (the "Starting Value") to the value of the Index at the close of the market on October 31, 2007 (the "Closing Value Date"), as reduced by the application of an annual index adjustment factor of 2.1% per annum (the "Index Adjustment Factor"), any deferred investment advisory fee and remaining Fund expenses. The price appreciation of the S&P 500 does not include any of the dividends paid on the stocks included in the S&P 500. In contrast, total return on the S&P 500 would include dividends. The dividend yield on the stocks underlying the S&P 500 Index for the twelve (12) months ended September 30, 2002 was 1.59%. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of the common stocks of substantially all of the companies represented in the S&P 500 and purchasing privately-negotiated put option contracts intended to protect the Fund's initial net asset value at the Maturity Date (the "Put Contracts"), as described below. The investment objective of the Fund is a fundamental policy and may not be changed without shareholder approval. Under normal circumstances, the Fund will invest at least 80% of its net assets in a portfolio of the common stocks included in, and financial instruments related to, the S&P 500. For these purposes, net assets is defined to include net assets plus borrowings for investment purposes. There can be no assurance that the investment objective of the Fund will be achieved.


The Put Contracts and the Stock Portfolio


     The Fund has purchased Put Contracts on the S&P 500 from three independent counterparties with an aggregate notional amount of approximately $315 million. As of September 30, 2002, the Put Contracts had a market value of $130.2 million and represented approximately 44.4% of the Fund's net assets. The remainder of the Fund's assets are invested in a portfolio of common stocks that match as closely as practicable the composition and proportions of the stocks included in the S&P 500 Index.

     A put option provides its purchaser with downside protection (i.e., by hedging against a decline in the value of a specified asset such as a particular stock or index) and generally gives its purchaser the right to sell (or receive the depreciated value of) that specified asset at a predetermined price within a specified time. The Fund has purchased Put Contracts intended to protect the Fund's initial net asset value at the Maturity Date. Because Merrill Lynch Investment Managers, L.P. ("MLIM" or the "Investment Adviser") serves as the Fund's investment adviser, the Fund is prohibited under Federal securities laws from purchasing principal protection from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The Fund only may purchase the Put Contracts on the S&P 500 Index from Eligible Counterparties that are not affiliated with Merrill Lynch. CONSEQUENTLY, THE FUND'S ABILITY TO RETURN $10 PER SHARE WHEN THE VALUE OF THE S&P 500 ON THE CLOSING VALUE DATE IS LESS THAN ITS STARTING VALUE DOES NOT DEPEND UPON MERRILL LYNCH'S CREDIT QUALITY, BUT INSTEAD DEPENDS UPON THE CREDIT QUALITY OF THE COUNTERPARTIES TO THE FUND'S PUT CONTRACTS.


     The Fund has entered into Put Contracts with the following Eligible
Counterparties:

        -- Banque AIG is a French bank and a subsidiary of AIG Financial Products Corp. ("AIG-FP"). AIG-FP is a wholly-owned subsidiary of American International Group, Inc. ("AIG"). Banque AIG's activities include the conduct, primarily as principal, of an interest-rate, currency, equity and credit-derivative products business. Banque AIG's obligations to the Fund are guaranteed by AIG. The notional amount of the Put Contract entered into with Banque AIG is approximately $94.5 million.

        -- Credit Suisse Financial Products is a subsidiary and an operating division of Credit Suisse First Boston, a leading global investment banking firm, providing derivative and risk management products to its clients. The notional amount of the Put Contract entered into with Credit Suisse Financial Products is approximately $107.1 million.

        -- UBS AG London Branch is the London branch of UBS AG. UBS AG is an international bank that is the successor by merger to Swiss Bank Corporation and Union Bank of Switzerland. UBS AG is involved in all major banking activities, including investment banking and corporate finance, private banking, institutional asset management and Swiss retail and corporate banking. UBS AG is the largest bank in Switzerland and ranks among the largest banks worldwide based on total assets. The notional amount of the Put Contract entered into with UBS AG London branch is approximately $113.4 million.

     The Eligible Counterparties have not been involved in the preparation of and do not accept responsibility for the information contained in this prospectus.

     The Put Contracts have a maturity equal to or approximately equal to that of the Fund. The value of the Put Contracts is primarily affected by the value of the S&P 500 and by other factors that generally affect the value of put options. Because the Put Contracts require the Eligible Counterparties to pay the Fund if the S&P 500 is below a specific level at the expiration of such contracts, in general, an increase in the value of the S&P 500 is expected to decrease the value of the Put Contracts. In addition, the value of the Put Contracts generally is expected to decrease when interest rates increase or when dividend yields on the stocks in the S&P 500 decrease. Further, the value of the Put Contracts is expected to decrease as anticipated fluctuations in the future value, or volatility, of the S&P 500 decrease. The value of the Put Contracts is expected to increase over time if the S&P 500 is below the Starting Value. Because the counterparty to a Put Contract is responsible for paying the Fund the decrease in value, if any, in the S&P 500 at maturity, the performance of the individual stocks in the Fund's portfolio has somewhat limited bearing on the Fund's ability to protect invested capital. See "Risk Factors and Special Considerations -- Investment Objective and Policies -- Counterparty Credit Risk".


     Exclusive of the Put Contracts, the Fund's assets are invested primarily in a portfolio of the common stocks included in, and financial instruments related to, the S&P 500. As of September 30, 2002, the Fund's assets not invested in the Put Contracts had a market value of approximately $163.2 million and represented approximately 55.6% of the Fund's net assets. With respect to its stock portfolio, the Fund does not attempt to buy or sell securities based on economic, financial or market analysis, but instead seeks to employ a "passive" investment approach. This means that with substantially all of the Fund assets exclusive of the Put Contracts, the Fund attempts to remain invested at all times in a portfolio of common stocks the performance of which is expected to match approximately that of the S&P 500 (before deduction of transaction costs and certain other Fund expenses). The Fund generally seeks to buy or sell securities only when the Fund believes it is necessary to do so in order to match the performance of the S&P 500. Accordingly, it is anticipated that the Fund's portfolio turnover and trading costs will be lower than those of actively managed funds.

     Because less than 100% of the Fund's assets at any time are invested in the S&P 500 and other factors, the Fund's return on the Maturity Date is expected to lag the performance of the S&P 500 Index if the value of the S&P 500 on the Closing Value Date is greater than its Starting Value. This lag in Fund performance is quantified in part by the Index Adjustment Factor, which is intended to help an investor better understand the relationship between the Fund's net asset value and the S&P 500 Index on the Closing Value Date. The Fund's portfolio on the Maturity Date is expected to lag the S&P 500 in positive markets at least by the annual Index Adjustment Factor because less than 100% of the Fund's assets are invested in the S&P 500. Deferred investment advisory fees and remaining Fund expenses, if any, will further reduce the Fund's return. Quantifying the lag on the Maturity Date illustrates the "costs" of principal protection and certain annual performance sacrifices resulting from investment by the Fund of less than 100% of the Fund's assets in the S&P 500 stocks. The Index Adjustment Factor is not a separate fee or charge.


     As an example, if the S&P 500 Index increased by 100% from the Starting Value to its value at maturity, the annualized price return of the S&P 500 Index would equal 8.85%. However, since less than 100% of the Fund's assets are invested in the stocks of the S&P 500 Index, the return of the Fund would be expected to equal approximately 69% and the annualized return would equal approximately 6.67%. This difference between the hypothetical return on the S&P 500 Index and the Fund at the Maturity Date is quantified by the annual Index Adjustment Factor of 2.1%. The Index Adjustment Factor does not reflect Deferred Advisory Fees and other remaining Fund expenses, which would also reduce the Fund's return on the Maturity Date. In addition, the example does not reflect any dividends paid on the S&P 500 stocks or by the Fund. This example is provided for purposes of illustration only and is not necessarily indicative of the future performance of the S&P 500 Index or of the Fund. The example should not be considered a representation or prediction of the actual value of the S&P 500 or the Fund's performance at the Maturity Date.


     In seeking to match the return of its stock portfolio to that of the S&P 500 Index, the Fund generally invests in substantially all of the 500 stocks in the S&P 500, other than the stock of Merrill Lynch & Co., Inc., in approximately the same proportions as their weightings in the S&P 500. For example, if 5% of the S&P 500 is made up of the stock of a particular company, the Fund normally invests approximately 5% of its assets (other than the Put Contracts) in that company. Such a strategy is known as "full replication." However, when the Fund believes it would be cost-efficient, the Fund is authorized to deviate from full replication and to instead invest in a statistically selected sample of the 500 stocks in the S&P 500 which has aggregate investment characteristics, such as average market capitalization and industry weightings, similar to the S&P 500 as a whole. The Fund may also purchase stocks not included in the S&P 500 when it believes that it would be a cost-efficient way of approximating the S&P 500's performance to do so. If the Fund uses these techniques, the Fund may not track the S&P 500 as closely as it would if it were fully replicating the S&P 500. However, under normal circumstances, the Fund will be substantially invested in securities in the Index and will invest at least 90% to 95% of its assets other than the Put Contracts in securities in the S&P 500 Index and not more than 5% of its total portfolio in other financial instruments and cash equivalents.


     An investment in the shares of the Fund's common stock does not represent any ownership interest in the stocks of the companies included in the Index.

     While the Fund's assets other than the Put Contracts are substantially invested in the common stocks included in the S&P 500, the Fund may use options other than the Put Contracts as well as futures contracts and options on futures relating to all or a portion of the S&P 500. In addition, the Fund may invest in short-term money market instruments for cash management, liquidity and other purposes. See "Other Investment Policies."

     As described under "Investment Advisory and Management Arrangements", the Investment Adviser will defer receipt of payment of all or a portion of its investment advisory fee until the Maturity Date if the Fund's income from stock dividends or other available cash or cash equivalents are not sufficient to pay the fee. Distributions to investors upon termination of the Fund at the Maturity Date will, on a per share basis, be reduced by the amount of any deferred investment advisory fee payable to the Investment Adviser, as well as by all other outstanding and unpaid liabilities and obligations of the Fund, including any unpaid brokerage and transaction costs, expenses, including the expenses of liquidation, and principal and interest on any outstanding borrowings. The Investment Adviser will waive payment of any portion of the deferred investment advisory fee that would reduce the amount payable per share of the Fund to less than $10.00 (as adjusted for any early return of capital).

The S&P 500 Index

     The S&P 500 is composed of 500 common stocks. The stocks represented in the Index are issued by large-capitalization companies in a wide range of businesses and which collectively represent a substantial portion of all common stocks publicly traded in the U.S. The S&P 500 is a market-weighted index (an index in which the weighting of each security is based on its market capitalization), which means that the largest stocks represented in the index have the most effect on the index's performance. Currently, the largest stocks in the S&P 500 have many times the effect of most other stocks in the Index. The Index does not reflect the payment of dividends on the stocks underlying it.

     The stocks in the S&P 500 are chosen by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. S&P chooses stocks for inclusion in the S&P 500 based on market capitalization, trading activity and the overall mix of industries represented in the Index, among other factors. The S&P 500 is generally considered broadly representative of the performance of publicly traded U.S. large capitalization stocks. S&P's selection of a stock for the S&P 500 does not mean that S&P believes the stock to be an attractive investment.

     Over time, the S&P 500 Index is expected to be rebalanced to reflect additions to, or removals from, the S&P 500, including as a result of capital changes (e.g., mergers, spin-offs, or a change in the business or character of a component company).

     If S&P discontinues publication of the Index and S&P or another entity publishes a successor or substitute index that the Investment Adviser determines, with the approval of the Board of Directors of the Fund, to be comparable to the S&P 500 (any such index being a "Successor Index"), then, upon such determination, the Successor Index will be substituted for the S&P. Upon any selection of a Successor Index, notice thereof will be given to shareholders of the Fund.

License Agreement

     S&P and MLIM have entered into a non-exclusive license agreement providing for the license to MLIM, in exchange for a fee, of the right to use the S&P 500 as a component of certain financial products including the Fund.

     The license agreement between S&P and MLIM provides that the following language must be stated in this prospectus.

     The Fund is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of shares of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Index to track general stock market performance. S&P's only relationship to MLIM is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to MLIM or the Fund. S&P has no obligation to take the needs of MLIM or the shareholders of the Fund into consideration in determining, composing or calculating the Index. S&P has no obligation or liability in connection with the administration, marketing or trading of the Fund.

     S&P does not guarantee the accuracy and/or the completeness of the Index or any data included therein and S&P shall have no liability for any errors, omissions or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Fund, holders of the shares, or any other person or entity from the use of the Index or any data included therein. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage (including lost profits), even if notified of the possibility of such damages.

     Information in this prospectus regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information prepared by S&P. The Fund does not assume any responsibility for the accuracy or completeness of such information.

                           OTHER INVESTMENT POLICIES

     The Fund is classified as non-diversified within the meaning of the 1940 Act, which means that the Fund is not limited by such Act in the proportion of its assets that it may invest in securities of a single issuer. However, the Fund's investments will be limited so as to qualify the Fund as a "regulated investment company" for purposes of the Federal tax laws. See "Taxes." To qualify, among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the market value of the Fund's total assets will be invested in the securities (other than U.S. Government securities) of a single issuer and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities (other than U.S. Government securities) of a single issuer, and not more than 10% of the voting securities of a single issuer will be held. A fund that elects to be classified as "diversified" under the 1940 Act must satisfy the foregoing 5% requirement with respect to 75% of its total assets. To the extent that the Fund assumes large positions in the securities of a small number of issuers, the Fund's net asset value may fluctuate to a greater extent than that of a diversified company as a result of changes in the financial condition or in the market's assessment of the issuers.

The Fund has adopted certain other policies as set forth below.

     Money Market Instruments. The Fund invests in short-term money market instruments as cash reserves to maintain liquidity and for other cash management purposes. The Fund will not invest in money market instruments in order to lessen the Fund's exposure to common stocks as a defensive strategy, but will instead attempt to remain as fully invested as practicable at all times.

     The Fund may invest in short term U.S. Government securities, U.S. Government agency securities and other money market instruments. The other money market instruments in which the Fund may invest include certificates of deposit, bankers' acceptances, time deposits, repurchase agreements, commercial paper rated within the two highest grades by S&P or Moody's Investors Service, Inc., or, if not rated, of comparable quality as determined by the Investment Adviser, and have remaining maturities of 397 days or less, and shares of investment companies which invest exclusively in such money market instruments (subject to applicable limitations under the 1940 Act).

     A repurchase agreement involves the purchase of a security together with a simultaneous agreement to resell the security to the seller at a later date at approximately the purchase price plus an amount that represents interest to the buyer. Repurchase agreements are considered relatively safe, liquid investments for short-term cash, but involve the risk that the seller will fail to repurchase the security and that the Fund will have to attempt to sell the security in the market for its current value, which may be less than the amount the Fund paid for the security. In the event of a default, the Fund may also incur delays or losses in connection with realizing its interest in the collateral for the repurchase agreement. The Fund will only enter into repurchase agreements with counterparties that the Investment Adviser deems to be creditworthy.

     Standard & Poor's Depositary Receipts or "SPDRs". The Fund may invest in Standard & Poor's Depositary Receipts ("SPDRs"), which are securities issued by SPDR Trust, Series 1, a registered unit investment trust. The SPDRs are exchange-listed and generally trade like shares of common stock. The investment objective of the SPDR Trust is to provide investment results that generally correspond to the price and yield performance of the component stocks of the S&P 500. Because SPDRs are designed to track the S&P 500, the Fund may use SPDRs to invest cash balances to provide investment results that would generally correspond to the price and yield performance of the component stocks of the S&P 500 Index. There can be no assurance that the SPDR Trust will at all times be able to replicate substantially the performance of the S&P 500 Index. Because SPDRs are securities issued by another investment company, the Fund's use of SPDRs will be limited by the Fund's investment restrictions and applicable law. See "Investment Restrictions".


     Options and Futures. The Fund may use futures and options. In general, the Fund will invest a portion of its portfolio other than the Put Contracts in such derivative instruments linked to the performance of the S&P 500. The Fund may invest in options, futures and other derivative instruments to gain market exposure quickly, to maintain liquidity and to help keep trading costs low. The Fund may also engage in anticipatory hedging to offset the risk that securities in which it intends to invest will increase in value before the Fund has an opportunity to purchase the securities. Futures and options on futures may be employed to provide liquidity or, for example, be employed as a proxy for a direct investment in securities underlying the S&P 500. More detailed information with respect to use of options and futures is provided below. Futures are exchange-traded contracts involving the obligation of the seller to deliver, and the buyer to receive, certain assets (or a money payment based on any change in value of certain assets or an index) at a specified time. Futures involve leverage risk (the risk associated with certain types of investments or trading strategies that relatively small market movements may result in large changes in value of an investment).


     Options are exchange-traded or OTC contracts involving the right of a holder to deliver (a "put") or receive (a "call") certain assets (or a money payment based on any change in value of certain assets or an index) from another party at a specified price within a specified time period. Options also involve leverage risk, and OTC options also involve credit risk (the risk that the other party will not be able to complete its contractual obligations) and liquidity risk (the risk that the Fund will not be able to find a buyer at an acceptable price if it wants to sell). Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the index upon which the option is based is greater than (with respect to a call option) or less than (with respect to a put option) the exercise price of the option.

     Call Options on Portfolio Securities. The Fund may purchase call options on any of the types of securities in which it may invest. A purchased call option gives the Fund the right to buy, and obligates the seller to sell, the underlying security at the exercise price at any time during the option period. The Fund also is authorized to write (i.e., sell) covered call options on the securities in which it may invest and to enter into closing purchase transactions with respect to certain of such options. A covered call option is an option where the Fund, in return for a premium, gives another party a right to buy specified securities owned by the Fund at a specified future date and price set at the time of the contract. The principal reason for writing call options is to attempt to realize, through the receipt of premiums, a greater return than would be realized on the securities alone. By writing covered call options, the Fund gives up the opportunity, while the option is in effect, to profit from any price increase in the underlying security above the option exercise price. In addition, the Fund's ability to sell the underlying security will be limited while the option is in effect unless the Fund effects a closing purchase transaction. A closing purchase transaction cancels out the Fund's position as the writer of an option by means of an offsetting purchase of an identical option prior to the expiration of the option it has written. Covered call options also serve as a partial hedge against the price of the underlying security declining. The Fund may also purchase and sell call options on indices such as the S&P 500.

     Put Options on Portfolio Securities. In addition to the Put Contracts intended to protect on the Maturity Date at least 100% of the value of the Fund's initial assets, the Fund is authorized to purchase put options. By buying a put option, the Fund has a right to sell the underlying security at the exercise price, thus limiting the Fund's risk of loss through a decline in the market value of the security until the put option expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction and profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the Fund's position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. The Fund also has authority to write (i.e., sell) put options on the types of securities which may be held by the Fund, provided that such put options are covered, meaning that such options are secured by segregated, liquid instruments. The Fund will receive a premium for writing a put option, which increases the Fund's return. The Fund will not sell puts if, as a result, more than 50% of the Fund's assets would be required to cover its potential obligations under its hedging and other investment transactions.

     Furthermore, the Fund may also purchase and sell additional put options on indices. Rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the index upon which the option is based is less than the exercise price of the option.

     OTC Options. OTC options and assets used to cover OTC options written by the Fund are considered by the staff of the SEC to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.

     Financial Futures and Options Thereon. The Fund is authorized to engage in transactions in financial futures contracts ("futures contracts") and related options on such futures contracts either as a hedge against adverse changes in the market value of its portfolio securities and interest rates or to enhance the Fund's income. A futures contract is an agreement between two parties which obligates the purchaser of the futures contract to buy and the seller of a futures contract to sell a security for a set price on a future date or, in the case of an index futures contract to make and accept a cash settlement based upon the difference in value of the index between the time the contract was entered into and the time of its settlement. A majority of transactions in futures contracts, however, do not result in the actual delivery of the underlying instrument or cash settlement, but are settled through liquidation, i.e., by entering into an offsetting transaction. Futures contracts are standardized, exchange-traded agreements that have been designed by boards of trade which have been designated "contract markets" by the Commodities Futures Trading Commission ("CFTC"). Transactions by the Fund in futures contracts and financial futures are subject to limitations as described below under "Restrictions on the Use of Futures Transactions".

     The Fund also has authority to purchase and write call and put options on futures contracts. Generally, these strategies are utilized under the same market and market sector conditions (i.e., conditions relating to specific types of investments) in which the Fund enters into futures transactions. The Fund may purchase put options or write call options on futures contracts rather than selling the underlying futures contract. Similarly, the Fund may purchase call options, or write call options on futures contracts, as a substitute for the purchase of such futures to hedge against the increased cost resulting from an increase in the market value of securities which the Fund intends to purchase.

     Restrictions on the Use of Futures Transactions. Under regulations of the CFTC, the futures trading activity described herein will not result in the Fund being deemed a "commodity pool," as defined under such regulations, provided that the Fund adheres to certain restrictions. In particular, the Fund may purchase and sell futures contracts and options thereon (i) for bona fide hedging purposes, and (ii) for non-hedging purposes, if the aggregate initial margin and premiums required to establish positions in such contracts and options does not exceed 5% of the liquidation value of the Fund's portfolio, after taking into account unrealized profits and unrealized losses on any such contracts and options. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

     When the Fund purchases a futures contract or writes a put option or purchases a call option thereon, an amount of cash or liquid instruments will be deposited in a segregated account with the Fund's custodian so that the amount so segregated, plus the amount of variation margin held in the account of its broker, equals the market value of the futures contract, thereby ensuring that the use of such futures is unleveraged.


     Securities Lending. The Fund may lend securities with a value not exceeding 33 1/3% of its total assets or the limit prescribed by applicable law to banks, brokers and other financial institutions. In return, the Fund receives collateral in cash or securities issued or guaranteed by the U.S. Government, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Fund maintains the ability to obtain the right to vote or consent on proxy proposals involving material events affecting securities loaned. The Fund receives the income on the loaned securities. Where the Fund receives securities as collateral, the Fund receives a fee for its loans from the borrower and does not receive the income on the collateral. Where the Fund receives cash collateral, it may invest such collateral and retain the amount earned, net of any amount rebated to the borrower. As a result, the Fund's yield may increase. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions. The Fund is obligated to return the collateral to the borrower at the termination of the loan. The Fund could suffer a loss in the event the Fund must return the cash collateral and there are losses on investments made with the cash collateral. In the event the borrower defaults on any of its obligations with respect to a securities loan, the Fund could suffer a loss where there are losses on investments made with the cash collateral or, where the value of the securities collateral falls below the market value of the borrowed securities. The Fund could also experience delays and costs in gaining access to the collateral. The Fund may pay reasonable finder's, lending agent, administrative and custodial fees in connection with its loans. The Fund has received an exemptive order from the Commission permitting it to lend portfolio securities to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or its affiliates and to retain an affiliate of the Fund as lending agent. See "Portfolio Transactions and Brokerage."


     Leverage. The Fund may borrow to finance repurchases of its common stock and for other purposes, including payment of required distributions to holders of shares. If the Fund borrows to finance repurchases of its common stock, it will not be necessary for the Fund to dispose of Fund securities to finance such repurchases. The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes. The Fund may borrow in an amount up to approximately 33 1/3% of its total assets (including the amount borrowed). The Fund has no current intention of borrowing.

     The Fund at times may borrow from affiliates of the Investment Adviser, provided that the terms of such borrowings are no less favorable than those available from comparable sources of funds in the marketplace.

     Capital raised through leverage will be subject to interest costs which may or may not exceed the income and appreciation on the assets purchased. The Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. Borrowing creates an opportunity for greater return per share of common stock, but at the same time such borrowing is a speculative technique in that it will increase the Fund's exposure to capital risk. Such risks may be reduced through the use of borrowings that have floating rates of interest. Unless the income and appreciation, if any, on assets acquired with borrowed funds exceeds the cost of borrowing, the use of leverage will diminish the investment performance of the Fund compared with what it would have been without leverage.

     Certain types of borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. It is not anticipated that these covenants will impede the Investment Adviser from managing the Fund's portfolio in accordance with the Fund's investment objectives and policies.

     Under the 1940 Act, the Fund is not permitted to borrow unless immediately after such incurrence the Fund has an asset coverage of 300% of the aggregate outstanding principal balance of indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the Fund's total assets). Additionally, under the 1940 Act the Fund may not declare any dividend or other distribution upon any class of capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Fund has, at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be.

     The Fund's willingness to borrow money to finance repurchases of its common stock, and the amount it will borrow, depends on many factors, the most important of which are investment outlook, market conditions and interest rates. Successful use of a leveraging strategy depends on the Investment Adviser's ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

                            INVESTMENT RESTRICTIONS

     The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund's outstanding shares of common stock (which for this purpose and under the 1940 Act means the lesser of (i) 67% of the shares of common stock represented at a meeting at which more than 50% of the outstanding shares of common stock are represented or (ii) more than 50% of the outstanding shares). The Fund may not:

     1. Make investments for the purpose of exercising control or management.

     2. Purchase or sell real estate, commodities or commodity contracts, provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies that invest in real estate or interests therein, and the Fund may purchase and sell financial futures contracts and options thereon.

     3. Issue senior securities or borrow money, except as permitted by
Section 18 of the 1940 Act.

     4. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities.

     5. Make loans to other persons, except that the acquisition of corporate debt securities and investment in U.S. Government and agency obligations, commercial paper, pass-through instruments, certificates of deposit, bankers acceptances, repurchase agreements or any similar instruments shall not be deemed to be the making of a loan, and except further that the Fund may lend portfolio securities provided that the lending of portfolio securities may be made only in accordance with applicable law and the guidelines set forth in this prospectus.

     6. Invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any one industry, provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; provided further, that to the extent that the Fund invests in the Put Contracts and the S&P 500, the Fund may invest more than 25% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including broker-dealers, commercial banks, thrift institutions, insurance companies and finance companies; and provided further, that in replicating the weighting of a particular industry in the S&P 500, the Fund may invest more that 25% in its total assets in securities of issuers in that industry. (For example, changes in the value of the S&P 500 portion of the Fund's portfolio resulting in an increase or decrease in the relative value of the Put Contracts or changes in the weighting or composition of the S&P 500 may result in the Fund having more than 25% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including broker-dealers, commercial banks, thrift institutions, insurance companies and finance companies).

     Additional investment restrictions adopted by the Fund, which may be changed by the Board of Directors, provide that the Fund may not:

          a. Purchase securities of other investment companies, except to the extent that such purchases are permitted by applicable law. Applicable law currently prohibits the Fund from purchasing the securities of other investment companies except if immediately thereafter not more than (i) 3% of the total outstanding voting stock of such company is owned by the Fund, (ii) 5% of the Fund's total assets, taken at market value, would be invested in any one such company, (iii) 10% of the Fund's total assets, taken at market value, would be invested in such securities, and (iv) the Fund, together with other investment companies having the same Investment Adviser and companies controlled by such companies, owns not more than 10% of the total outstanding stock of any one closed-end investment company.

          b. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings mentioned in investment restriction (3) above or except as may be necessary in connection with the Put Contracts and other options or future transactions as described in this prospectus.

          c. Purchase any securities on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

          d. Make short sales of securities except for short sales "against the box" or invest in put, call or other options except as described in this prospectus.


          e. Change its policy of investing, under normal circumstances, at least 80% of its net assets in a portfolio of the common stocks included in, and financial instruments related to, the S&P 500, unless the Fund provides its shareholders with at least 60 days prior written notice of such change.


     If a percentage restriction on investment policies or the investment or use of assets set forth above is adhered to at the time a transaction is effected, later changes in percentage resulting from changing values will not be considered a violation. However, if borrowings exceed the limit permitted by Section 18 of the 1940 Act, the Fund will have three business days to comply with Section 18 of the 1940 Act.

     Because of the affiliation of Merrill Lynch with the Investment Adviser, the Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions are purchases from or sales to Merrill Lynch of securities in transactions in which it acts as principal. See "Portfolio Transactions."

                            DIRECTORS AND OFFICERS

     The Directors of the Fund consist of six individuals, five of whom are not "interested persons" of the Fund as defined in the 1940 Act (the "non-interested Directors"). The Directors are responsible for the overall supervision of the operations of the Fund and perform the various duties imposed on the directors of investment companies by the 1940 Act.


     Each non-interested Director is a member of the Fund's Audit and Nominating Committee (the "Committee"). The principal responsibilities of the Committee are to: (i) recommend to the Board the selection, retention or termination of the Fund's independent auditors; (ii) review with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discuss with the independent auditors certain matters relating to the Fund's financial statements, including any adjustment to such financial statements recommend by such independent auditors, or any other results of any audit; (iv) ensure that the independent auditors submit on a periodic basis a formal written statement with respect to their independence, discuss with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund's independent auditors and recommend that the Board take appropriate action in response thereto to satisfy itself of the independent auditor's independence; and (v) consider the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Fund's accounting and financial reporting policies and practices and internal controls. The Board of the Fund has adopted a written charter for the Committee. The Committee also reviews and nominates candidates to serve as non-interested Directors. The Committee has retained independent legal counsel to assist them in connection with these duties. The Committee met four (4) times during the fiscal year ended September 30, 2002.


     Biographical Information. Certain biographical and other information relating to the non-interested Directors of the Fund is set forth below, including their ages, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen in the complex of funds advised by the Investment Adviser and its affiliate, Fund Asset Management, L.P. ("FAM"), ("MLIM/FAM-advised funds") and other public directorships.

                                                                                            Number of
                                                   Term of                                   MLIM/FAM-
                                                 Office** and                              Advised Funds
                              Position(s) Held    Length of     Principal Occupation(s)    and Portfolios          Public
Name, Address* and Age         with the Fund     Time Served    During Past Five Years        Overseen         Directorships
----------------------        ----------------   ------------  ------------------------   ---------------   ---------------------
Donald W. Burton (58)         Director           Director      General Partner of The     23 registered     ITC DeltaCom, Inc.
                                                 since 2002    Burton Partnership,        investment        (telecommunications);
                                                               Limited Partnership (an    companies         ITC Holding
                                                               Investment Partnership)    consisting of     Company, Inc.
                                                               since 1979; Managing       34 portfolios     (telecommunications);
                                                               General Partner of The                       Knology, Inc.
                                                               South Atlantic Venture                       (telecommunications);
                                                               Funds since 1983; Member                     MainBancorp, N.A.
                                                               of the Investment                            (bank holding
                                                               Advisory Committee of                        company); PriCare,
                                                               the Florida State Board                      Inc. (healthcare);
                                                               of Administration since                      Symbion, Inc.
                                                               2001.                                        (health care)

M. Colyer Crum (70)           Director          Director       James R. Williston         23 registered     Cambridge Bancorp
                                                since 1999     Professor of Investment    investment
                                                               Management Emeritus,       companies
                                                               Harvard Business           consisting of
                                                               School since 1996;         34 portfolios
                                                               James R. Williston
                                                               Professor of Investment
                                                               Management, Harvard
                                                               Business School, from
                                                               1971 to 1996.


Laurie Simon Hodrick (40)     Director          Director       Professor of Finance and   23 registered    None
                                                since 2000     Economics, Graduate        investment
                                                               School of Business,        companies
                                                               Columbia University        consisting of
                                                               since 1998; Associate      34 portfolios
                                                               Professor of Finance and
                                                               Economics, Graduate
                                                               School of Business,
                                                               Columbia University from
                                                               1996 to 1998.

J. Thomas Touchton (64)       Director          Director       Managing Partner of the    23 registered     TECO Energy, Inc.
                                                since 1999     Witt-Touchton Company      investment        (electric utility
                                                               and its predecessor, The   companies         holding company)
                                                               Witt Co. (private          consisting of
                                                               investment partnership),   34 portfolios
                                                               since 1972; Trustee
                                                               Emeritus of Washington
                                                               and Lee University.

Fred G. Weiss (61)            Director          Director       Managing Director of FGW   23 registered     Watson
                                                since          Associates since 1997;     investment        Pharmaceutical Inc.
                                                1999           Vice President, Planning   companies         (pharmaceutical
                                                               Investment,                consisting        company)



                                      20

                                                                                           Number of
                                                   Term of                                  MLIM/FAM-
                                                 Office* and                              Advised Funds
                              Position(s) Held    Length of    Principal Occupation(s)    and Portfolios            Public
 Name, Address and Age         with the Fund     Time Served   During Past Five Years        Overseen            Directorships
----------------------        ----------------   -----------   ------------------------   --------------    ---------------------
                                                               and Development of Warner  of 34
                                                               Lamberg Co. from 1979 to   portfolios
                                                               1997; Director of BTG
                                                               International PLC (a
                                                               global technology
                                                               commercialization
                                                               company) since 2001;
                                                               Director of the Michael
                                                               J. Fox Foundation for
                                                               Parkinson's Research.

-------------------------
*    The address of each Director is P.O. Box 9011, Princeton, New Jersey
     08543-9012.
** Each Director serves until his or her successor is elected and qualified, or until his or her death or resignation, or removal as provided in the Fund's By-laws or charter or by statute, or until December 31 of the year in which he or she turns 72.


     Certain biographical and other information relating to the Director who is an "interested person" of the Fund as defined in the 1940 Act (the "interested Director") and to the other officers of the Fund is set forth below, including their ages, their principal occupations for at least the last five years, the length of time served, the total number of portfolios overseen in MLIM/FAM-advised funds and public directorships held.



                                                                                            Number of
                                                  Term of                                   MLIM/FAM-
                                                 Office and                               Advised Funds
                              Position(s) Held   Length of     Principal Occupation(s)    and Portfolios            Public
Name, Address+ and Age         with the Fund    Time Served    During Past Five Years       Overseen            Directorships
----------------------        ----------------  -----------   ------------------------   ---------------   ---------------------
Terry K. Glenn* (62)          President and     President**    Chairman(American          117 registered    None
                              Director          and            Region) of the             investment
                                                Director       Investment Adviser since   companies
                                                since          2000; Executive Vice       consisting of
                                                1999***        President of the           162 portfolios
                                                               Investment Adviser and
                                                               FAM (which terms as used
                                                               herein include their
                                                               corporate predecessors)
                                                               since 1983; President of
                                                               Merrill Lynch Mutual
                                                               Funds since 1999;
                                                               President of FAM
                                                               Distributors, Inc.
                                                               ("FAMD" or the
                                                               "Distributor") since
                                                               1986 and Director
                                                               thereof since 1991;
                                                               Executive Vice President
                                                               and Director of
                                                               Princeton Services, Inc.
                                                               ("Princeton Services")
                                                               since 1993; President of
                                                               Princeton
                                                               Administration, L.P.
                                                               since 1988; Director of
                                                               Financial Data Services,
                                                               Inc. since 1985.

Donald C. Burke (42)          Vice              Vice           First Vice President of    117 registered    None
                              President and     President      the Investment Adviser     investment
                              Treasurer         and            and FAM since 1997 and     companies
                                                Treasurer      the Treasurer thereof      consisting of
                                                since 1999**   since 1999; Senior Vice    162 portfolios
                                                               President and Treasurer
                                                               of Princeton Services
                                                               since 1999; Vice
                                                               President of FAMD since
                                                               1999; Vice President of
                                                               the Investment Adviser
                                                               and FAM from 1990 to
                                                               1997; Director of
                                                               Taxation of the
                                                               Investment Adviser since
                                                               1990.

Richard Vella (45)            Vice President    Vice President Vice President and         3 registered      None
                              and Portfolio     and Portfolio  Portfolio Manager of       investment
                              Manager           Manager since  the Fund. Mr. Vella has    companies
                                                2002**         been a Managing Director   consisting of 8
                                                               and Head of Global         portfolios
                                                               Index and Enchanced        Index
                                                               products for Merrill
                                                               Lynch Quantitative
                                                               Advisors since


                                      21

                                                                                            Number of
                                                  Term of                                   MLIM/FAM-
                                                Office and                                Advised Funds
                              Position(s) Held   Length of     Principal Occupation(s)    and Portfolios            Public
Name, Address+ and Age         with the Fund    Time Served    During Past Five Years        Overseen            Directorships
----------------------        ----------------   -----------   ------------------------   --------------    ---------------------
                                                               1999. Mr. Vella has been
                                                               a portfolio manager with
                                                               Merrill Lynch since 1999.


Ira P. Shapiro (39)           Secretary         Secretary      First Vice President of    1 registered      None
                                                since 1999**   MLIM since 1998;           investment
                                                               Director (Legal            company
                                                               Advisory) of MLIM and      consisting of
                                                               certain of its             1 portfolio
                                                               affiliates from 1997 to
                                                               1998; Vice President of
                                                               MLIM and certain of its
                                                               affiliates from 1996 to
                                                               1997, Attorney with MLIM
                                                               and certain of its
                                                               affiliates from 1993 to
                                                               1997.

-------------------------
+    The address of each Officer is P.O. Box 9011, Princeton, New Jersey
     08543-9011.
* Mr. Glenn is a director, trustee or member of an advisory board of certain other MLIM/FAM-advised funds Mr. Glenn is an "interested person," as defined in the 1940 Act, of the Fund based on his positions as Chairman (Americas Region) and Executive Vice President of FAM and MLIM; President of FAMD; Executive Vice President of Princeton Services; and President of Princeton Administrators, L.P.
** Elected by and serves at the pleasure of the Board of Directors of the Fund.
*** As Director, Mr. Glenn serves until his successor is elected and qualified or until his death or resignation, or removal as provided in the Fund's by-laws or charter or by statute, or until December 31, of the year in which he turns 72.



     Share Ownership. Information relating to each Director's share ownership in the Fund and in all registered funds in the Merrill Lynch family of funds that are overseen by the respective Director ("Supervised Merrill Lynch Funds") as of December 31, 2001 is set forth in the chart below.


                                                                           Aggregate Dollar Range of
                                        Aggregate Dollar Range              Securities in Supervised
Name                                     of Equity in the Fund                 Merrill Lynch Funds
----------                             -----------------------          -------------------------------
Interested Director:
   Terry K. Glenn                                None                   Over $100,000
Non-Interested Directors:
   Donald W. Burton                              None                   None
   M. Colyer Crum                                None                   Over $100,000
   Laurie Simon Hodrick                          None                   Over $100,000
   J. Thomas Touchton                            None                   Over $100,000
   Fred G. Weiss                                 None                   Over $100,000

     As of November 29, 2002, the officers and Directors of the Fund as a group (nine persons) owned an aggregate of less than 1% of the outstanding shares of the Fund. As of December 31, 2001, none of the non-interested Directors of the Fund nor any of their immediate family members owned beneficially or of record any securities in Merrill Lynch & Co., Inc. ("ML & Co.").


Compensation of Directors


     Pursuant to its investment advisory agreement with the Fund (the "Investment Advisory Agreement"), the Investment Adviser pays all compensation of officers and employees of the Fund as well as the fees of all Directors of the Fund who are affiliated persons of ML & Co. or its subsidiaries as well as such Directors' actual out-of-pocket expenses relating to attendance at meetings.

     The Fund pays each non-interested Director a fee of $2,500 per year plus $500 per Board meeting attended. The Fund also compensates each member of the Committee, which consists of all of the non-interested Directors, at a rate of $1,000 per year plus $500 per meeting attended. The Fund also pays the Chairman of the Committee an annual fee of $1,000. The Fund reimburses each non-interested Director for his or her out-of-pocket expenses relating to attendance at Board and Committee meetings.


     The following table shows the compensation earned by the non-interested Directors for the fiscal year ended September 30, 2002 and the aggregate compensation paid to them from MLIM/FAM-advised funds for the calendar year ended December 31, 2001.

                                                                                                          Aggregate
                                                                                                      Compensation from
                                                           Pension or Retirement      Estimated         Fund and other
                             Position      Compensation     Benefits Accrued as    Annual Benefits     MLIM/FAM-Advised
Name                        with Fund       from Fund      Part of Fund Expense    upon Retirement          Funds
----------------------    -------------   --------------   ---------------------   ---------------   ------------------
Donald W. Burton          Director        $2,500                   None                  None        None
M. Colyer Crum*           Director        $9,500                   None                  None        $215,500
Laurie Simon Hodrick      Director        $8,500                   None                  None        $195,000
Stephen B. Swensrud***    Director        $5,500                   None                  None        $406,083
J. Thomas Touchton        Director        $8,500                   None                  None        $195,000
Fred G. Weiss             Director        $8,500                   None                  None        $195,000


-------------------------

*    Chairman of the Committee.
** Mr. Burton was elected a Director of the Fund and a Director of certain MLIM/FAM-advised Funds on April 1, 2002.
***  Mr. Swensrud retired as a Director effective March 15, 2002.


                INVESTMENT ADVISORY AND MANAGEMENT ARRANGEMENTS


     The Investment Adviser, which is owned and controlled by ML & Co., a financial services holding company and the parent of Merrill Lynch, provides the Fund with investment advisory and management services. The Investment Adviser and its affiliates acts as the investment adviser to more than 100 registered investment companies. The Investment Adviser also offers investment advisory services to individuals and institutions. As of October 2002, the Investment Adviser and its affiliates had a total of approximately $448 billion in investment company and other portfolio assets under management. The total amount includes assets managed for certain affiliates of the Investment Adviser. The Investment Adviser is a limited partnership, the partners of which are ML & Co. and Princeton Services. The principal business address of the Investment Adviser is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.


     The Investment Advisory Agreement provides that, subject to the direction of the Board of Directors of the Fund, the Investment Adviser is responsible for the actual management of the Fund's portfolio. The responsibility for making decisions to buy, sell or hold a particular security rests with the Investment Adviser, subject to review by the Board of Directors.

     The Investment Adviser provides the portfolio management for the Fund. Such portfolio management will consider analyses from various sources, make the necessary investment decisions, and place orders for transactions accordingly.

     The Investment Adviser will also be responsible for the performance of certain administrative and management services for the Fund. Mr. Richard Vella is the portfolio manager of the Fund and is primarily responsible for the Fund's day-to-day management.

     The Fund pays the Investment Adviser an investment advisory fee quarterly in arrears at an annual rate of 1.00% of the Fund's average weekly net assets ("average weekly net assets" means the average weekly value of the total assets of the Fund minus accrued liabilities of the Fund). For purposes of this calculation, the amount of average weekly net assets is determined at the end of the calendar quarter on the basis of the average net assets of the Fund for each week during the calendar quarter. The assets for each weekly period are determined by averaging the net assets at the last business day of a week with the net assets at the last business day of the prior week.

     In lieu of liquidating any S&P 500 stocks held in the Fund's portfolio to pay the investment advisory fee, the Investment Adviser is paid its accrued investment advisory fee from income from the stock dividends on the

Fund's portfolio and other available cash or cash equivalents (together, "Available Assets") remaining after payment of any extraordinary or other expenses of the Fund not covered by the investment advisory fee. It is possible, particularly during the initial years of the Fund's operations, that the Fund's portfolio will not yield sufficient cash to pay the entire investment advisory fee out of then current Available Assets. To the extent that Available Assets are not sufficient to pay all of the investment advisory fee at the conclusion of a quarterly period, the Investment Adviser will defer collecting the portion of the investment advisory fee not covered by such Available Assets (the "Deferred Advisory Fee") until the conclusion of the next quarterly period. To the extent that there are additional Available Assets after paying the then current investment advisory fee, such additional amount will be applied to the payment of the Deferred Advisory Fee, and any unpaid Deferred Advisory Fee balance will be carried forward from quarter to quarter until paid. To the extent that Available Assets are not sufficient to pay the then current Advisory Fee, such unpaid Advisory Fee will be added to the Deferred Advisory Fee balance, if any. On the Maturity Date, any Deferred Advisory Fee will only be payable to the extent that the Fund will be able to return at least $10.00 per share to investors. If payment of any portion of the Deferred Advisory Fee would otherwise result in a return to investors on the Maturity Date of less than $10.00 per share (as adjusted for any early return of capital), that portion of the Deferred Advisory Fee will be waived. The Fund will not pay the Investment Adviser any interest on the Deferred Advisory Fee.


     The Investment Advisory Agreement obligates the Investment Adviser to provide investment advisory services and to pay all compensation of and furnish office space for officers and employees of the Fund connected with investment and economic research, trading and investment management of the Fund, as well as the compensation of all Directors of the Fund who are affiliated persons of the Investment Adviser or any of its affiliates. The Investment Adviser bears all of the Fund's ordinary operating expenses, including administration, custodial, transfer agency, legal, auditing and accounting fees. Certain accounting services are provided for the Fund by State Street Bank and Trust Company ("State Street") pursuant to an agreement between State Street and the Fund. The Fund does not pay an additional fee to State Street for these services. The Fund pays the fees and expenses of non-affiliated Directors and their counsel, brokerage and transactions costs, and the cost of any extraordinary expenses that may arise, including expenses as may be required to liquidate portfolio investments and terminate the Fund pursuant to its Articles of Incorporation.



     The table below sets forth information about the total investment advisory fees paid by the Fund to the Investment Advisor for the periods indicated.


Period                                                                          Investment Advisory Fee*
-----------------------------------------------------------------------------------------------------------


Fiscal year ended September 30, 2002                                                    $2.9 million
Fiscal year ended September 30, 2001                                                    $3.0 million
From November 3, 1999 (commencement of operations) through September 30, 2000           $2.9 million

* At September 30, 2000, the Fund had no Deferred Advisory Fee. At September 30, 2001 and 2002, the Fund had a Deferred Advisory Fee of $758,157 and $425,614, respectively.


     Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year to year if approved annually (a) by the Board of Directors of the Fund or by a majority of the outstanding shares of the Fund and (b) by a majority of the Directors who are not parties to such contract or interested persons (as defined in the 1940 Act) of any such party. Such contract is not assignable and may be terminated without penalty on 60 days' written notice at the option of either party thereto or by the vote of the shareholders of the Fund.

     At a meeting of the Fund's Board of Directors held on February 15, 2002 the Board approved the continuation of the Fund's Investment Advisory Agreement for an additional year. In connection with its deliberations, the Board of Directors reviewed information derived from a number of sources and covering a range of issues.


     In connection with its consideration of the Investment Advisory Agreement, the Board of Directors reviewed information derived from a number of sources and covering a range of issues. The Board of Directors considered the services provided to the Fund by the Investment Adviser under the Investment Advisory Agreement, as well as other services provided by the Investment Adviser and its affiliates under other agreements, and the personnel who provide these services. In addition to investment advisory services, the Investment Adviser and its affiliates provide administrative services, shareholders services, oversight of fund accounting, marketing services, assistance in meeting legal and regulatory requirements, and other services necessary for the operation of the Fund. The Board of Directors also considered the

Investment Adviser's costs of providing services, and the direct and indirect benefits to the Investment Adviser from its relationship with the Fund. The benefits considered by the Board of Directors included not only the Investment Adviser's compensation for investment advisory services under the Investment Advisory Agreement, but also the Fund's profitability to the Investment Adviser and the compensation paid to the Investment Adviser or its affiliates for other non-advisory services provided to the Fund. The Board of Directors also considered the Investment Adviser's access to research services from brokers to which the Investment Adviser may have allocated Fund brokerage in a "soft dollar" arrangement. In connection with its consideration of the Investment Advisory Agreement, the Board of Directors also compared the Fund's advisory fee rate, expense ratios and historical performance to those of comparable funds. The Board of Directors considered whether there should be changes in the advisory fee rate or structure in order to enable the Fund to participate in any economies of scale that the Investment Adviser may experience as result of growth in the Fund's assets.

     Based on the information reviewed and the discussions, the Board of Directors concluded that the management fee rate was reasonable in relation to such services. The non-interested Board of Directors were represented by independent counsel who assisted the non-interested Board of Directors in their deliberations.


     Securities held by the Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Investment Adviser or its affiliates act as an adviser. Because of different objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by the Investment Adviser for the Fund or other funds for which it acts as Investment Adviser or for advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. Transactions effected by the Investment Adviser (or its affiliates) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.


     The Investment Adviser has also entered into a sub-advisory agreement with Merrill Lynch Asset Management U.K. Limited ("MLAM U.K."), an affiliate of the Investment Adviser, pursuant to which the Investment Adviser pays MLAM U.K. a fee for providing investment advisory services to the Investment Adviser with respect to the Fund in an amount to be determined from time to time by the Investment Adviser and MLAM U.K., but in no event in excess of the amount the Investment Adviser actually receives pursuant to the Investment Advisory Agreement. As of November 2002, MLAM U.K. had a total of approximately $82.5 billion in investment company assets under management pursuant to sub-advisory arrangements with affiliates. MLAM U.K. has offices at Milton Gate, 1 Moor Lane, London EC2Y 9HA, England. The following entities may be considered "controlling persons" of MLAM U.K.: Merrill Lynch Europe PLC (MLAM U.K.'s parent), a subsidiary of Merrill Lynch International Holdings, Inc., a subsidiary of Merrill Lynch International, Inc., a subsidiary of ML & Co.


Code of Ethics

     The Fund's Board of Directors approved a Code of Ethics under Rule 17j-1 of the 1940 Act that covers the Fund, the Investment Adviser and MLAM U.K.
The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund.

                            PORTFOLIO TRANSACTIONS

     Subject to policies established by the Board of Directors, the Investment Adviser is primarily responsible for the execution of the Fund's portfolio transactions and the allocation of brokerage. The Fund has no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities of the Fund. Where possible, the Fund deals directly with the dealers who make a market in the securities involved except in those circumstances where better prices and execution are available elsewhere. It is the policy of the Fund to obtain the best results in conducting portfolio transactions for the Fund, taking into account such factors as price (including the applicable dealer spread or commission), the size, type and difficulty of the transaction involved, the firm's general execution and operations facilities and the firm's risk in positioning the securities involved. The cost of portfolio securities transactions of the Fund primarily consists of dealer or underwriter spreads and brokerage commissions.

While reasonable competitive spreads or commissions are sought, the Fund will not necessarily be paying the lowest spread or commission available.

     Subject to obtaining the best net results, dealers who provide supplemental investment research (such as quantitative and modeling information assessments and statistical data and provide other similar services) to the Investment Adviser may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement and the expense of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Supplemental investment research obtained from such dealers might be used by the Investment Adviser in servicing all of its accounts and such research might not be used by the Investment Adviser in connection with the Fund.

     Under the 1940 Act, persons affiliated with the Fund and persons who are affiliated with such persons are prohibited from dealing with the Fund as principal in the purchase and sale of securities unless a permissive order allowing such transactions is obtained from the Commission. Since transactions in the over-the-counter market usually involve transactions with dealers acting as principal for their own accounts, affiliated persons of the Fund, including Merrill Lynch and any of its affiliates, will not serve as the Fund's dealer in such transactions. However, affiliated persons of the Fund may serve as its broker in listed or over-the-counter transactions conducted on an agency basis provided that, among other things, the fee or commission received by such affiliated broker is reasonable and fair compared to the fee or commission received by non-affiliated brokers in connection with comparable transactions. In addition, the Fund may not purchase securities during the existence of any underwriting syndicate for such securities of which Merrill Lynch is a member or in a private placement in which Merrill Lynch serves as placement agent except pursuant to procedures adopted by the Board of Directors of the Fund that either comply with rules adopted by the Commission or with interpretations of the Commission staff.

     Certain court decisions have raised questions as to the extent to which investment companies should seek exemptions under the 1940 Act in order to seek to recapture underwriting and dealer spreads from affiliated entities. The Directors have considered all factors deemed relevant and have made a determination not to seek such recapture at this time. The Directors will reconsider this matter from time to time.

     Section 11(a) of the Securities Exchange Act of 1934 generally prohibits members of the U.S. national securities exchanges from executing exchange transactions for their affiliates and institutional accounts that they manage unless the member (i) has obtained prior express authorization from the account to effect such transactions, (ii) at least annually furnishes the account with a statement setting forth the aggregate compensation received by the member in effecting such transactions, and (iii) complies with any rules the Commission has prescribed with respect to the requirements of clauses (i) and (ii). To the extent Section 11(a) would apply to Merrill Lynch acting as a broker for the Fund in any of its portfolio transactions executed on any such securities exchange of which it is a member, appropriate consents have been obtained from the Fund and annual statements as to aggregate compensation will be provided to the Fund.

     The Fund has received an exemptive order from the Commission permitting it to lend portfolio securities to Merrill Lynch or its affiliates. Pursuant to that order, the Fund also has retained an affiliated entity of the Investment Adviser as the securities lending agent for a fee, including a fee based on a share of the returns on investment of cash collateral. That entity may, on behalf of the Fund, invest cash collateral received by the Fund for such loans, among other things, in a private investment company managed by that entity or in registered money market funds advised by the Investment Adviser or its affiliates.

     Because of the affiliation of Merrill Lynch with the Investment Adviser, the Fund is prohibited from engaging in certain transactions involving Merrill Lynch except pursuant to an exemptive order or otherwise in compliance with the provisions of the 1940 Act and the rules and regulations thereunder. Included among such restricted transactions will be purchases from or sales to Merrill Lynch of securities in transactions in which it acts as principal. Without such an exemptive order, the Fund and the Trust are prohibited from engaging in portfolio transactions with Merrill Lynch or any of its affiliates acting as principal.

     Securities may be held by, or be appropriate investments for, the Fund as well as other funds or investment advisory clients of the Investment Adviser or its affiliates. Because of different objectives or other factors, a particular security may be bought for one or more clients of the Investment Adviser or an affiliate when one or more clients of the Investment Adviser or an affiliate are selling the same security. If purchases or sales of securities arise for consideration at or about the same time that would involve the Fund or other clients or funds for which the Investment Adviser or an affiliate act as investment adviser, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Investment Adviser or an affiliate during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Portfolio Turnover


     Although the Fund will use a passive, indexing approach to investing, the Fund may engage in a substantial number of portfolio transactions. The rate of portfolio turnover will be a limiting factor when the Investment Adviser considers whether to purchase or sell securities for the Fund only to the extent that the Investment Adviser considers the impact of transaction costs on the Fund's tracking error. Changes in the securities comprising the S&P 500 Index will tend to increase the Fund's portfolio turnover rate, as the Investment Adviser restructures the Fund's holdings to reflect the changes in the S&P 500 Index. Additionally, the portfolio turnover rate may be increased if the Fund restructures its Put Contracts. The Put Contracts will be restructured only if Fund shares are repurchased or the credit quality of an Eligible Counterparty to the Put Contracts deteriorates significantly and such restructuring is necessary, in the opinion of the Board of Directors, in order for the Fund to achieve its investment objective. Though the Fund would seek to effect any such restructuring on terms that were substantially similar to the terms of the existing Put Contracts, then prevailing market conditions may make such terms unavailable. If substantially similar Put Contracts were unavailable, the Board of Directors would seek terms that, in its opinion, are in the Fund's best interest and consistent with the Fund's investment objective policies. The portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average value of the portfolio securities owned by the Fund during the particular fiscal year. For purposes of determining this rate, all securities whose maturities at the time of acquisition are one year or less are excluded. A high portfolio turnover rate bears certain tax consequences and results in greater transaction costs, which are borne directly by the Fund. For the period November 3, 1999 (commencement of operations) through September 30, 2000, and for the fiscal years ended September 30, 2001 and 2002, the Fund's portfolio turnover rate was 7.60%, 3.59% and 0.71%, respectively.


                          DIVIDENDS AND DISTRIBUTIONS

     The Fund intends to distribute all of its net investment income, if any. Dividends from such net investment income will be paid at least annually. All net realized capital gains, if any, will also be distributed to Fund shareholders at least annually.

     Under the 1940 Act, the Fund may not declare any dividend or other distribution upon any class of its capital stock, or purchase any such capital stock, unless the aggregate indebtedness of the Fund has, at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be. This could affect the Fund's ability to qualify for the special tax treatment afforded regulated investment companies ("RICs") under the Internal Revenue Code of 1986, as amended (the "Code") which would adversely affect shareholders. See "Taxes." From time to time, the Fund may declare a special distribution at or about the end of the calendar year in order to comply with Federal tax requirements that certain percentages of its ordinary income and capital gains be distributed during the year.

                                     TAXES

General

     The Fund intends to continue to qualify for the special tax treatment afforded RICs under the Code. As long as it so qualifies, in any taxable year in which it distributes at least 90% of its net income ("distribution requirement"), as described below, the Fund will not be subject to Federal income tax to the extent that it distributes its net investment income and net realized capital gains. The Fund intends to distribute substantially all of its net investment income and net capital gains.

     Although the Fund does not expect to make significant current distributions to shareholders, any dividends paid by the Fund from its ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereafter as "ordinary income dividends") are taxable to shareholders as ordinary income. Any distributions from the excess of net long-term capital gains over net short-term capital losses derived from the sale of securities or from certain other transactions are taxable as long-term capital gains, regardless of the length of time the shareholder has owned Fund shares. Distributions in excess of the Fund's earnings and profits first reduce the adjusted tax basis of a holder's common stock and, after such adjusted tax basis is reduced to zero, constitute capital gains to such holder (assuming such common stock is held as a capital asset).

     The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute during each calendar year 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end, plus certain undistributed amounts from previous years. While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund's taxable income and capital gains will be distributed to avoid entirely the imposition of the tax. In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

     Because the Put Contracts offset the Fund's risk of loss on the stock portfolio, the stock portfolio and the Put Contracts will constitute a "straddle" for Federal income tax purposes. Individual stocks in the portfolio and certain other options entered into by the Fund may likewise constitute straddles. Special tax rules applicable to straddles will require the Fund to postpone recognition for tax purposes of losses incurred on any sales of portfolio stocks and on certain closing transactions in connection with the Put Contracts and/or other options. As a result, the Fund will not be able to reduce its income by such losses. This increases the possibility that the Fund will have income which it must distribute to shareholders in order to satisfy the distribution requirement. The Fund may have to borrow in order to meet any such distribution requirement. Furthermore, because the stock portfolio and the Put Contracts will constitute a straddle, the straddle rules will require the Fund to treat any gains recognized as a result of sales of portfolio stocks as short-term even if the Fund held such stock for the long-term capital gain holding period.

     Distributions by the Fund will not be eligible for the dividends received deduction allowed to corporations under the Code. If the Fund pays a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such dividend is treated for tax purposes as being paid and received on December 31 of the year in which the dividend was declared.

     To qualify as a RIC, the Fund is required to distribute 90% of its taxable income each year. If the IRS adjusts the Fund's taxable income on audit, the Fund may be able to pay a deficiency dividend in order to meet the 90% requirement for the year to which the adjustment relates and continue to qualify as a RIC. The Fund may have to borrow to pay such a deficiency dividend.

     Under certain Code provisions, some shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments ("backup withholding"). Generally, shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Fund or who, to the Fund's knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding tax.

     Ordinary income dividends paid to shareholders who are nonresident aliens or foreign entities will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Nonresident shareholders are urged to consult their own tax advisers concerning the applicability of the United States withholding tax.

     A loss realized on a sale of shares of the Fund will be disallowed if other Fund shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     The liquidating distribution a shareholder receives from the Fund at maturity will be treated as made in exchange for Fund shares. If a liquidating distribution exceeds a shareholder's basis in Fund shares, the excess will be treated as gain from the sale of the shares. If a shareholder receives a liquidating distribution which is less than such basis, the shareholder will recognize a loss to that extent. Any gain or loss recognized by the shareholder will be capital if the shares have been held as a capital asset and will be long-term if the shares have been held for more than one year.

     As previously discussed, at Maturity the Investment Advisor may waive all or a portion of the Deferred Advisory Fee (if any), if payment of the fee would result in a return to shareholders of less than $10.00 per share (as adjusted for any early return of capital). Any such waiver would result in income to the Fund that is subject to the distribution requirement. The Fund would satisfy any such distribution requirement by virtue of its liquidating distribution to shareholders.

     Under current law, a holder of common stock whose shares are repurchased by the Fund and who sells all of its shares and who, after such repurchase, is not considered to own any shares under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder's basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are held as capital assets and will be long-term if the shares have been held for more than one year. Different tax consequences may apply to selling and non-selling holders of common stock in connection with repurchase. For example, if a holder of common stock sells less than all shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a sale or exchange, the proceeds received will be treated as a taxable dividend, or, if the Fund has insufficient earnings and profits, a return of capital or capital gains, depending on the shareholder's basis in the repurchased shares. Also, there is a remote risk that non-selling holders of common stock may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part. Holders of common stock may wish to consult their tax advisers prior to selling stock which will be repurchased by the Fund.

     The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury Regulations promulgated thereunder. The Code and the Treasury Regulations are subject to change by legislative, judicial, or administrative action either prospectively or retroactively.

     Ordinary income and capital gain dividends may also be subject to state and local taxes.

     The Fund does not currently expect to issue preferred stock, but does have the authority to do so. If preferred stock is issued, the Fund will be required to comply with tax rules regarding the allocation of ordinary income and capital gains between the preferred stock and the common stock.

     Shareholders are urged to consult their tax advisers regarding specific questions as to Federal, foreign, state or local taxes. Foreign investors should consider applicable foreign taxes in their evaluation of an investment in the Fund.

                                NET ASSET VALUE

     The net asset value per share of common stock is determined after the close of business on the New York Stock Exchange (the "NYSE") (generally, the NYSE closes 4:00 p.m., Eastern time), on the last business day in each week. For purposes of determining the net asset value of a share of common stock, the value of the securities held by the Fund plus any cash or other assets (including interest accrued but not yet received) minus all liabilities (including accrued expenses) is divided by the total number of shares of common stock outstanding at such time. Expenses, including the fees payable to the Investment Adviser, are accrued daily.

     The Fund determines and makes available for publication the net asset value of its shares of common stock weekly. Currently, the net asset values of shares of publicly traded closed-end investment companies are published in Barrons, the Monday edition of The Wall Street Journal and the Monday and Saturday editions of The New York Times.

     Certain portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, such other portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. Obligations with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuations. Repurchase agreements are valued at cost plus accrued interest. Positions in options are generally valued at the last sale price on the market where any such option is principally traded. Rights or warrants to acquire stock, or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer's future prosperity, liquidation value or third party transactions involving the issuer's securities. Instruments such as the Put Contracts for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Directors of the Fund.

                             REPURCHASE OF SHARES

     Shares of closed-end investment companies frequently trade at a discount from their net asset value. Although they have no obligation to do so, the Board of Directors of the Fund may consider open market share repurchases from time to time to seek to reduce the market price discount, if any, from net asset value. Subject to the Fund's fundamental policy with respect to borrowings, the Fund may incur debt to finance share repurchases. See "Investment Objective and Policies" and "Investment Restrictions." Interest on any such borrowings will increase the Fund's expenses and reduce the Fund's net income. See the discussion of leverage under "Risk Factors and Special Considerations." There can be no assurance that share repurchases will cause the shares to trade at a price equal to their net asset value. Nevertheless, the possibility that a portion of the Fund's outstanding shares may be the subject of repurchases may reduce the discount between market price and net asset value that might otherwise exist.

     If the Fund must liquidate portfolio securities to repurchase shares, the Fund may be required to sell portfolio securities for other than investment purposes and may realize gains and losses.

                         DESCRIPTION OF CAPITAL STOCK

     The Fund is authorized to issue 200,000,000 shares of capital stock, par value $.10 per share, all of which are classified as common stock. Although it has no current intention to do so, the Board of Directors is authorized to classify or reclassify any unissued shares of capital stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption.

     The Fund's Articles of Incorporation permit the Board of Directors to increase the number of authorized shares of capital stock without the vote of shareholders. The shares of common stock, when issued and outstanding, will be fully paid and nonassessable. Shareholders are entitled to one vote for each share held for the election of Directors and other matters submitted to shareholders. There are no preemptive rights. The rights of the shares with respect to dividends and distributions are described under "Dividends and Distributions." Each share is entitled to participate equally in the net distributable assets of the Fund upon liquidation or termination.

     The Fund's Articles of Incorporation provide that the Fund will terminate on November 30, 2007, without shareholder approval. In connection with such termination, the Fund will liquidate all of its assets and distribute to shareholders the net proceeds after making appropriate provision for any liabilities of the Fund. Prior to such termination, however, the Board of Directors of the Fund will consider whether it is in the best interests of shareholders to terminate and liquidate the Fund without shareholder approval notwithstanding the Articles of Incorporation provision. In considering the matter, the Board of Directors will take into account, among other factors, the adverse effect which capital losses realized upon disposition of securities in connection with liquidation (if any such losses are anticipated) would have on the Fund and its shareholders. In the event that the Board of Directors determines that under the circumstances, termination and liquidation of the Fund on November 30, 2007 without a shareholder vote would not be in the best interests of shareholders, the Board of Directors will call a special meeting of shareholders to consider an appropriate amendment to the Fund's Articles of Incorporation. The Fund's Articles of Incorporation would require the affirmative vote of the holders of at least 66 2/3% of outstanding shares to approve such an amendment. The foregoing provisions of the Fund's Articles of Incorporation are governed by the laws of the State of Maryland and not the 1940 Act. If the Fund's Board of Directors calls a special meeting of shareholders to consider voting upon an amendment to the Fund's Articles of Incorporation to extend the life of the Fund beyond November 30, 2007, such shareholders will also be provided the opportunity to vote upon the Fund's fundamental policy as set forth in the first paragraph under "Investment Objective and Policies."

     The Fund has no present intention of offering any additional shares. Other offerings of its shares, if made, will require approval by the Fund's Board of Directors. Any additional offering of shares of common stock will be subject to the requirements of the 1940 Act that shares may not be issued at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing shareholders or with the consent of a majority of the Fund's outstanding voting securities.

     The Fund will send unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders of record.


     The following table sets forth the authorized shares of the Fund, the number of shares held by the Fund for its own account and the total number of shares outstanding as of November 29, 2002, exclusive of that held by the Fund.


                                                                                          Amount
                                                                                       Outstanding
                                                                                     November 29, 2002
                                                                                  ---------------------
                                                                                      (Exclusive of
                                                          Amount Held by              Amount Held by
                                                           Fund for Own                Fund for Own
      Class of Shares           Amount Authorized             Account                    Account)
---------------------------   ----------------------    ------------------    -----------------------------



       Common Stock                200,000,000                  -0-                   31,510,000




Certain Provisions of the Articles of Incorporation and By-Laws

     The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Directors and could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. A Director elected by holders of capital stock may be removed from office with or without cause by vote of the holders of at least 66 2/3% of the shares of capital stock of the Fund entitled to be voted on the matter.

     In addition, the Articles of Incorporation require the favorable vote of the holders of at least 66 2/3% of the Fund's shares of capital stock, then entitled to be voted, voting as a single class, to approve, adopt or authorize the following:

     o a merger or consolidation or statutory share exchange of the Fund with other corporations;

     o a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities); or

     o a liquidation or dissolution of the Fund except pursuant to the Articles of Incorporation on November 30, 2007
unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the By-Laws, in which case the affirmative vote of a majority of the Fund's shares of capital stock is required. Following any issuance of preferred stock by the Fund, it is anticipated that the approval, adoption or authorization of the foregoing would also require the favorable vote of a majority of the Fund's shares of preferred stock then entitled to be voted, voting as a separate class.

     In addition, conversion of the Fund to an open-end investment company would require an amendment to the Fund's Article of Incorporation. The amendment would have to be declared advisable by the Board of Directors prior to its submission to shareholders. Such an amendment would require the favorable vote of the holders of at least 66 2/3% of the Fund's outstanding shares (including any preferred stock) entitled to be voted on the matter, voting as a single class (or a majority of such shares if the amendment was previously approved, adopted or authorized by two-thirds of the total number of Directors fixed in accordance with the By-Laws), and, assuming preferred stock is issued, the affirmative vote of a majority of outstanding shares of preferred stock of the Fund, voting as a separate class. Such a vote also would satisfy a separate requirement in the 1940 Act that the change be approved by the shareholders. Shareholders of an open-end investment company may require the company to redeem their shares of common stock at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. All redemptions would usually be made in cash. If the Fund is converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption, and the shares would no longer be quoted on the Nasdaq National Market System. Conversion to an open-end investment company would require a change in the Fund's fundamental policy as set forth in the first paragraph under "Investment Objective and Policies" and also would require changes in certain of the Fund's other investment policies and restrictions.

     The Articles of Incorporation and By-Laws provide that the Board of Directors has the power, to the exclusion of shareholders, to make, alter or repeal any of the By-Laws (except for any By-Law specified not to be amended or repealed by the Board), subject to the requirements of the 1940 Act. Neither this provision of the Articles of Incorporation, nor any of the foregoing provisions of the Articles requiring the affirmative vote of 66 2/3% of shares of capital stock of the Fund, can be amended or repealed except by the vote of such required number of shares.

     The Board of Directors has determined that the 66 2/3% voting requirements described above which are greater than the minimum requirements under Maryland law or the 1940 Act are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation and By-Laws on file with the Commission for the full text of these provisions.

     The Fund's By-Laws generally require that advance notice be given to the Fund in the event a shareholder desires to nominate a person for election to the Board of Directors or to transact any other business at an annual meeting of shareholders. With respect to an annual meeting, notice of any such nomination or business must be delivered to or received at the principal executive offices of the Fund not less than 60 calendar days nor more than 90 calendar days prior to the anniversary date of the prior year's annual meeting (subject to certain exceptions). Any notice by a shareholder must be accompanied by certain information as provided in the By-Laws.

     The notice provisions are intended to afford shareholders a fair opportunity to present matters for consideration at shareholder meetings while assuring that shareholders and Directors will have a reasonable opportunity to consider the matters proposed and to allow for full information to be distributed to all shareholders about all sides of the particular issue. These provisions could have the effect of limiting or delaying to some extent the ability of shareholders to take certain actions at a meeting of shareholders.

                            PRINCIPAL STOCKHOLDERS


     As of November 29, 2002, the following persons owned of record or were known by the Fund to have owned beneficially 5% or more of the 31,510,000 shares of its common stock then outstanding:

                   Name and Address                               Type and Percentage of Ownership
---------------------------------------------------------     ------------------------------------------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated
Four World Financial Center, 12th Floor                       Beneficial only -- 47.1%
New York, New York 10080


Cede & Co., Inc.                                              Of record only -- 99.97%
c/o Depository Trust Company
P.O. Box 20, Bowling Green Station
New York, New York 10274



     Merrill Lynch acts as a market maker in connection with the Fund's quotation on the Nasdaq National Market System. From time to time in connection with its market making activities. Merrill Lynch purchases and sells shares of Common Stock.

     Since Merrill Lynch, an affiliate of the Investment Adviser, owns more than 25% of the outstanding shares of common stock of the Fund, Merrill Lynch may be deemed to control the Fund for purposes of the 1940 Act until such time that it owns less than 25% of the outstanding shares of the Fund.

     All officers and directors of the Fund as a group owned less than 1% of the Fund's outstanding shares of common stock as of such date.

                                   CUSTODIAN

     The Fund's securities and cash are held under a custodial agreement with JPMorgan Chase Bank, 4 Chase MetroTech Center, 18th Floor, Brooklyn, New York 11245.

            TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR

     The transfer agent, dividend disbursing agent and registrar for the shares of the Fund is State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110.

                                 LEGAL COUNSEL

     Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York 10019, is counsel for the Fund.

                            REPORTS TO SHAREHOLDERS


     The fiscal year for the Fund ends on September 30 of each year. You may request a copy of the Fund's annual report at no charge by calling 1-800-637-3863 between 8:30 a.m. and 5:30 p.m. on any business day.


     Only one copy of each shareholder report and certain shareholder communications will be mailed to each identified shareholder regardless of the number of accounts such shareholder has. If a shareholder wishes to receive separate copies of each report and communication for each of the shareholder's related accounts the shareholder should notify in writing:

                         Financial Data Services, Inc.
                                P.O. Box 45289
                          Jacksonville, FL 32232-5289

     The written notification should include the shareholder's name, address, tax identification number and account numbers. If you have any questions regarding this please call 1-800-637-3863.

     The Fund will send unaudited reports at least semi-annually and audited annual financial statements to all of its shareholders of record.

                             FINANCIAL STATEMENTS

     The Fund's audited financial statements are included in its September 30, 2002 Annual Report, which is incorporated by reference in this prospectus. You may request a copy of the Annual Report at no charge by calling 1-800-637-3863 between 8:30 a.m. and 5:30 p.m. on any business day.

                             INDEPENDENT AUDITORS

     Deloitte & Touche LLP, Two World Financial Center, New York, New York 10281, have been selected as the independent auditors of the Fund. The selection of independent auditors is subject to ratification by the shareholders of the Fund. The independent auditors are responsible for auditing the financial statements of the Fund.

                         ACCOUNTING SERVICES PROVIDER

     State Street Bank and Trust Company, 500 College Road East, Princeton, New Jersey 08540, provides certain accounting services for the Fund.

                            ADDITIONAL INFORMATION

     The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission. Any such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northeast Regional Office at 233 Broadway, New York, New York 10279; Pacific Regional Office, at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036; and Midwest Regional Office, at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Fund, that file electronically with the Commission.

     Additional information regarding the Fund is contained in the Registration Statement on Form N-2, including amendments, exhibits and schedules thereto, relating to such shares filed by the Fund with the Commission in Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement, including any amendments, exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

==============================================================================









                  The S&P 500(R) Protected Equity Fund, Inc.




                                 Common Stock






                           ------------------------
                                  PROSPECTUS
                           ------------------------



                              Merrill Lynch & Co.




                               January    , 2003





==============================================================================

                           PART C. OTHER INFORMATION

Item 24.  Financial Statements and Exhibits.

(1) Financial Statements:

Part A:

Financial Highlights for the period November 3, 1999 (commencement of operations) to September 30, 2000 and the fiscal years ended September 30, 2001 and September 30, 2002.

Part B:

Schedule of Investments as of September 30, 2002*

Statement of Assets, Liabilities and Capital as of September 30, 2002*

Statement of Operations for the fiscal year ended September 30, 2002*

Statements of Changes in Net Assets for the fiscal years ended September 30, 2001 and September 30, 2002.*

Financial Highlights for the period November 3, 1999 (commencement of operations) to September 30, 2000 and the fiscal years ended September 30, 2001 and September 30, 2002.*

------------------

* Incorporated by reference to the Registrant's Annual Report filed with the Securities and Exchange Commission on November 21, 2002 pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended.


(2) Exhibits:

Exhibit
Number                   Description
--------                 -----------

(a)(1) -- Articles of Incorporation.(a)

   (2) -- Articles of Amendment to Articles of Incorporation as amended on October 7, 1999.(a)

(b)    -- By-Laws, as amended.(a)

(c)    -- Not applicable.

(d)(1) -- Portions of the Articles of Incorporation and By-Laws of the Fund defining the rights of holders of shares of the Fund.(b)

   (2) -- Form of specimen certificate for the shares of common stock of the Fund.(c)

(e)    -- Not applicable.

(f)    -- Not applicable.

(g)(1) -- Form of Investment Advisory Agreement between the Fund and Merrill Lynch Investment Managers, L.P.


   (2) -- Form of Sub-Advisory Agreement between Merrill Lynch Investment Managers, L.P. and Merrill Lynch Asset
          Management U.K. Limited.(d)

(h)(1) -- Form of Purchase Agreement between the Fund and Merrill Lynch, Pierce, Fenner & Smith Incorporated.(d)

   (2) -- Form of Merrill Lynch Standard Dealer Agreement.(d)

(i)    -- Not applicable.

(j)    -- Custodian Agreement between the Fund and JPMorgan Chase Bank.(f)

(k)(1) -- Form of Registrar, Transfer Agency and Service Agreement between the Fund and State Street Bank and Trust
          Company.(d)

   (2) -- Form of Administrative Services Agreement between the Fund and State Street Bank and Trust Company.(e)

   (3) -- Form of Securities Lending Agency Agreement between the Registrant and QA Advisers LLC dated August 10,
          2001.(g)

(l)    -- Opinion and Consent of Brown & Wood LLP.(a)

(m)    -- Not applicable.

(n)    -- Consent of Deloitte & Touche LLP, independent auditors for the Fund.

(o)    -- Not applicable.

(p)    -- Certificate of Merrill Lynch Investment Managers, L.P. (a)

(q)    -- Not applicable.

(r)    -- Code of Ethics. (h)

----------------------

   a. Filed on November 2, 1999 as an Exhibit to Pre-Effective Amendment No. 3 to Registrant's Registration Statement on Form N-2.
   b. Reference is made to Article IV, Article V (sections 2, 3, 4, 5 and 6),
      Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and Article XII of the Registrant's Articles of Incorporation, filed as Exhibit (a) to this Registration Statement; and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII,
      Article XIII and Article XIV of the Registrant's By-Laws, filed as Exhibit (b) to this Registration Statement.
   c. Filed on September 3, 1999 as an Exhibit to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2.
   d. Filed on September 17, 1999 as an Exhibit to Pre-Effective Amendment No. 2 to Registrant's Registration Statement on Form N-2.
   e. Incorporated by reference to Exhibit 8(a) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775) filed on March 20, 2001.
   f. Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of Mercury Global Holdings, Inc. (File No. 2-9834, filed on March 28, 2002.
   g. Incorporated by reference to Exhibit 8(f) to Post-Effective Amendment No. 5 of the Registration Statement on Form N-1A of Merrill Lynch Global Technology Fund, Inc. (File No. 333-484929), filed on July 24, 2002.

h. Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of Merrill Lynch Multi-State Limited Maturity Municipal Series Trust (File No. 33-50419), filed on November 22, 2000.

Item 25.  Marketing Arrangements.

     See Exhibits (h)(1) and (h)(2).

Item 26.  Other Expenses of Issuance and Distribution.

     Not Applicable.

Item 27.  Persons Controlled by or Under Common Control with Registrant.

     The information in the prospectus under the captions "Investment Advisory and Management Arrangements" and "Principal Stockholders" is incorporated herein by reference.


Item 28.  Number of Holders of Securities (September 30, 2002).


                                                   Number of Record Holders



     Common Stock ($.10 par value)                           5




Item 29.  Indemnification.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, filed as Exhibit (a) to this Registration Statement, Article VI of the Registrant's By-Laws, filed as Exhibit (b) to this Registration Statement, and the Investment Advisory Agreement, a form of which will be filed as Exhibit (g)(1) to this Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be provided to directors, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Reference is made to Section Six of the Purchase Agreement, a form of which is filed as Exhibit (h)(1) hereto, for provisions relating to the indemnification of the underwriter.

Item 30.  Business and Other Connections of Investment Adviser.

     Merrill Lynch Investment Managers, L.P. ("MLIM or the "Investment Adviser"), acts as the investment adviser for the following open-end registered investment companies: Global Financial Services Master Trust, Merrill Lynch Balanced Capital Fund, Inc., Merrill Lynch Developing Capital Markets Fund, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch Emerging Markets Debt Fund, Inc., Merrill Lynch Equity Income Fund, Merrill Lynch EuroFund, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Growth Fund, Inc., Merrill Lynch Global Small Cap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Healthcare Fund, Inc., Merrill Lynch Index Funds, Inc., Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Municipal Series Trust, Merrill Lynch Natural Resources Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Retirement Series Trust, Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term U.S. Government Fund, Inc., Merrill Lynch U.S.A. Government Reserves, Merrill Lynch U.S. Treasury Money Fund, Merrill Lynch Utilities and Telecommunications Fund, Inc., Merrill Lynch Variable Series Funds, Inc., The Asset Program, Inc.; and for the following closed-end registered investment companies: Merrill Lynch Senior Floating Rate Fund, Inc. MLIM also acts as sub-adviser to Merrill Lynch World Strategy Portfolio and Merrill Lynch Basic Value Equity Portfolio, two investment portfolios of EQ Advisory Trust.


     Fund Asset Management, L.P. ("FAM"), an affiliate of the Investment Adviser, acts as the investment adviser for the following open-end registered investment companies: CBA Money Fund, CMA Government Securities Fund, CMA Money Fund, CMA Multi-State Municipal Series Trust, CMA Tax-Exempt Fund, CMA Treasury Fund, Financial Institutions Series Trust, Master Basic Value Trust, Master Focus Twenty Trust, Master Large Cap Series Trust, Master Small Cap Value Trust, Master U.S. High Yield Trust, Mercury Global Holdings, Inc., Mercury Funds II, Merrill Lynch Bond Fund, Inc., Merrill Lynch California Municipal Series Trust, Merrill Lynch Focus Value Fund, Inc., Merrill Lynch Funds for Institutions Series, Merrill Lynch Multi-State Municipal Series Trust, Merrill Lynch Municipal Bond Fund, Inc., Merrill Lynch U.S. Government Mortgage Fund, Merrill Lynch World Income Fund, Inc., The Asset Program, Inc., The Corporate Fund Accumulation Program, Inc. and The Municipal Fund Accumulation Program, Inc.; and for the following closed-end registered investment companies: Apex Municipal Fund, Inc., Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Corporate High Yield Fund IV, Inc., Corporate High Yield Fund V, Inc., Debt Strategies Fund, Inc., Master Senior Floating Rate Trust, MuniAssets Fund, Inc., MuniEnhanced Fund, Inc., MuniHoldings Fund II, Inc. MuniHoldings California Insured Fund, Inc., MuniHoldings Florida Insured Fund, MuniHoldings Fund, Inc., MuniHoldings Insured Fund, Inc., MuniHoldings Insured Fund II, Inc., MuniHoldings New Jersey Insured Fund, Inc., MuniHoldings New York Insured Fund, Inc., MuniInsured Fund, Inc., MuniVest Fund, Inc., MuniVest Fund II, Inc., MuniYield Arizona Fund, Inc., MuniYield California Fund, Inc., MuniYield California Insured Fund, Inc., MuniYield Florida Fund, MuniYield Florida Insured Fund, MuniYield Fund, Inc., MuniYield Insured Fund, Inc., MuniYield Michigan Insured Fund II, Inc., MuniYield Michigan Insured Fund, Inc., MuniYield New Jersey Fund, Inc., MuniYield New Jersey Insured Fund, Inc., MuniYield New York Insured Fund, Inc., MuniYield Pennsylvania Insured Fund, MuniYield Quality Fund, Inc., MuniYield Quality Fund II, Inc. and Senior High Income Portfolio, Inc.


     The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011 except that the address of Merrill Lynch Funds for Institutions Series and Merrill Lynch Intermediate Government Bond Fund is One Financial Center, 23rd Floor, Boston, Massachusetts 02110-2665. The address of the Investment Adviser, FAM, Princeton Services, Inc. ("Princeton Services") and Princeton Administrators, L.P. ("Princeton Administrators") is also P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of FAM Distributors, Inc. ("FAMD") is P.O. Box 9081, Princeton, New Jersey 08543-9081. The address of Merrill Lynch and Merrill Lynch & Co., Inc. ("ML & Co.") is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. The address of the Fund's transfer agent, Financial Data Services, Inc. ("FDS") is 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484.

     Set forth below is a list of each executive officer and partner of the Investment Adviser indicating each business, profession, vocation or employment of a substantial nature in which each such person or entity, has been engaged since November 1, 2000 for his, her or its own account or in the capacity of director, officer, partner or trustee. In addition, Mr. Glenn is President and Mr. Burke is Vice President and Treasurer of all or substantially all of the investment companies described in the first two paragraphs of this Item
30. Mr. Doll is an officer of one or more of such companies.

                                 Position(s) with                Other Substantial Business, Profession,
Name                            Investment Adviser                       Vocation or Employment
--------------------------    ---------------------    ------------------------------------------------------------
ML & Co.                      Limited Partner          Financial Services Holding Company; Limited Partner of FAM

Princeton Services            General Partner          General Partner of FAM

Robert C. Doll, Jr.           President                President of FAM; Co-Head (Americas Region) of the
                                                       Investment Adviser from 2000 to 2001 and Senior Vice
                                                       President thereof from 1999 to 2000; Director of Princeton
                                                       Services; Chief Investment Officer of Oppenheimer Funds,
                                                       Inc. in 1999 and Executive Vice President thereof from
                                                       1991 to 1999

Terry K. Glenn                Chairman (Americas       President, Merrill Lynch Mutual Funds; Executive Vice
                              Region) and Executive    President of FAM; Executive Vice President and Director of
                              Vice President           Princeton Services; President and Director of FAMD;
                                                       Director of FDS; President of Princeton Administrators

Donald C. Burke               First Vice President,    First Vice President and Treasurer of FAM; Senior Vice
                              Treasurer and Director   President and Treasurer of Princeton Services; Vice
                              of Taxation              President of FAMD

Philip L. Kirstein            General Counsel          General Counsel (Americas Region) of FAM; Senior Vice
                                                       President, Secretary, General Counsel and Director of
                                                       Princeton Services

Debra W. Landsman-Yaros       Senior Vice President    Senior Vice President of FAM; Senior Vice President of
                                                       Princeton Services; Senior Vice President of FAMD

Stephen M. M. Miller          Senior Vice President    Executive Vice President of Princeton Administrators;
                                                       Senior Vice President of Princeton Services

Mary E. Taylor                Head (Americas Region)   Senior Vice President of ML & Co.

     Merrill Lynch Asset Management U.K. Limited ("MLAM U.K.") acts as sub-adviser for the following registered investment companies: Corporate High Yield Fund, Inc., Corporate High Yield Fund II, Inc., Corporate High Yield Fund III, Inc., Corporate High Yield Fund IV, Inc., Corporate High Yield Fund V, Inc., Debt Strategies Fund, Inc., Global Financial Services Master Trust, Master Focus Twenty Trust, Master Large Cap Series Trust, Mercury Global Holdings, Inc., Merrill Lynch Balanced Capital Fund, Inc., Merrill Lynch Bond Fund, Inc., Merrill Lynch U.S. High Yield Fund, Inc., Merrill Lynch Developing Capital Markets, Inc., Merrill Lynch Disciplined Equity Fund, Inc., Merrill Lynch Dragon Fund, Inc., Merrill Lynch Equity Income Fund, Merrill Lynch EuroFund, Merrill Lynch Focus Value Fund, Inc., Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Global Bond Fund for Investment and Retirement, Merrill Lynch Global Small Cap Fund, Inc., Merrill Lynch Global Technology Fund, Inc., Merrill Lynch Global Value Fund, Inc., Merrill Lynch Healthcare Fund, Inc., Merrill Lynch International Equity Fund, Merrill Lynch Latin America Fund, Inc., Merrill Lynch Natural Resources Trust, Merrill Lynch Pacific Fund, Inc., Merrill Lynch Series Fund, Inc., Merrill Lynch Senior Floating Rate Fund, Inc., Merrill Lynch Senior Floating Rate Fund II, Inc., Merrill Lynch Series Fund, Inc., Merrill Lynch Short-Term Global Income Fund, Inc., Merrill Lynch Utilities and Telecommunications Fund, Inc., Merrill Lynch Variable Series Funds, Inc., Merrill Lynch World Income Fund, Inc., The Asset Program, Inc., The Corporate Fund Accumulation Program, Inc., and The Municipal Fund Accumulation Program, Inc. The address of each of these registered investment companies is P.O. Box 9011, Princeton, New Jersey 08543-9011. The address of MLAM U.K. is 33 King William Street, London EC4R9AS, England.

     Set forth below is a list of each executive officer and director of MLAM U.K. indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since November 1, 2000, for his or her own account or in the capacity of director, officer, partner or trustee. In addition, Messrs. Glenn and Burke are officers of one or more of the registered investment companies listed in the preceding paragraphs.

                           Position(s) with                  Other Substantial Business, Profession,
Name                      Investment Adviser                          Vocation or Employment
-------------------      ---------------------    ------------------------------------------------------------

Terry K. Glenn           Director and Chairman    Executive Vice President of MLIM and FAM; Executive Vice
                                                  President and Director of Princeton Services; President and
                                                  Director of FAMD; Director of FDS; President of Princeton
                                                  Administrators

Nicholas C.D. Hall       Director                 Director of Mercury Asset Management Ltd. and Institutional
                                                  Liquidity Fund PLC; First Vice President and General Counsel for
                                                  Merrill Lynch Mercury Asset Management

James T. Stratford       Alternate Director       Director of Mercury Asset Management Group Ltd.; Head of Compliance,
                                                  Merrill Lynch Mercury Asset Management

Donald C. Burke          Treasurer                First Vice President and Treasurer of MLIM and FAM; Director of
                                                  Taxation of MLIM; Senior Vice President and Treasurer of
                                                  Princeton Services; Vice President of FAMD; First Vice President
                                                  of MLIM from 1997 to 1999; Senior Vice President of MLIM from
                                                  1999 to 2000

Carol Ann Langham        Company Secretary        None

Debra Anne Searle        Assistant Company        None
                         Secretary

Item 31.  Location of Account and Records.

     All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act, and the rules promulgated thereunder are maintained at the offices of the registrant (800 Scudders Mill Road, Plainsboro, New Jersey 08536), its Investment Adviser (800 Scudders Mill Road, Plainsboro, New Jersey 08536), and its custodian and transfer agent.

Item 32.  Management Services.

     Not applicable.

Item 33.  Undertakings.

     None.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 13th day of December, 2002.


                        THE S&P 500(R)PROTECTED EQUITY FUND, INC.


                        By:           /s/ Donald C. Burke
                           -----------------------------------------------
                                     (Donald C. Burke, Vice President)


     Each person whose signature appears below hereby authorizes Terry K. Glenn, Donald C. Burke or Ira P. Shapiro or any of them, as attorney-in-fact, to sign on their behalf, individually and in each capacity stated below, any amendment to the Registration Statement on Form N-2 of The S&P 500(R) Protected Equity Fund, Inc. and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

     Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signatures                             Title                            Date
             ----------                             -----                            ----


         /S/ TERRY K. GLENN               President and Director              December 13, 2002
------------------------------------      (Principal Executive Officer)
          (Terry K. Glenn)


        /S/ DONALD C. BURKE               Vice President and Treasurer        December 13, 2002
------------------------------------      (Principal Financial and
         (Donald C. Burke)                Accounting Officer)


        /S/ DONALD W. BURTON              Director                            December 13, 2002
------------------------------------
         (Donald W. Burton)


         /S/ M. COLYER CRUM               Director                            December 13, 2002
------------------------------------
          (M. Colyer Crum)


       /S/ LAURIE S. HODRICK              Director                            December 13, 2002
------------------------------------
        (Laurie S. Hodrick)


       /S/ J. THOMAS TOUCHTON             Director                            December 13, 2002
------------------------------------
        (J .Thomas Touchton)


         /S/ FRED G. WEISS                Director                            December 13, 2002
------------------------------------
          (Fred G. Weiss)


                                EXHIBIT INDEX

Exhibit  Description

(n)      -- Consent of Deloitte & Touche LLP, independent auditors for the Fund.